Exhibit  99.1

Consolidated Financial Statements
for the Year Ended December 31, 2007,
Including Management's Discussion and Analysis dated March 20, 2008

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS ANNUAL REPORT OF THE COMPANY FOR 2007, INCLUDING MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS WELL AS THE ACCOMPANYING FINANCIAL STATEMENTS, CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS ANNUAL REPORT, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM AND FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
March 20, 2008

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20.  This MD&A refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.  This MD&A is comprised of the following sections:

1	The “Profile and Strategy” section provides an overview of Pan American and its strategy for growth	Page 3
2
The “Review of 2007” section discusses the highlights and significant events that occurred during the year and provides an analysis of Pan American’s 2007 operating performance and 2007 financial results
Page 4
3	In the “Outlook” section, we present the Company’s operating forecasts for each of our operating mines in 2008 and discuss the status of Pan American’s development projects	Page 18
4
The “Liquidity and Capital Resources” section reviews our cash flow over the past three years, describes our current liquidity and financial position and discusses our expected capital requirements for 2008 and beyond
Page 21
5	The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation	Page 25
6	The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks	Page 27
7	Finally the “Controls and Procedures” section describes the Company’s approach to internal controls and management’s assessment of the effectiveness of internal controls over financial reporting	Page 30

Management's Discussion and Analysis

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40F and Annual Information Form on file with the US Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com

All scientific or technical information in this MD&A, including reserves estimates, for the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo and San Vicente properties was based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Mine Engineering, who are “Qualified Persons” for purposes of National Instrument 43-101.

The Company’s 2008 budget and the resultant forecast numbers contained in this MD&A include estimates of future production rates for silver and other metals and future cash and total costs of production at each of the Company’s properties, which are forward-looking estimates.  These forecasts are based on the following key assumptions: (a) silver: $13 per ounce, zinc: $2,100 per tonne ($0.953 per lb), lead: $2,100 per tonne ($0.953 per lb), copper: $6,000 per tonne ($2.72 per lb) and gold: $700 per ounce; (b) that we are able to ship and sell all of our 2008 production in the 2008 financial year; (c) the Company’s forecast production for each individual mine is achieved; (d) the Company’s schedule for the development, completion and ramp-up of production from Manantial Espejo and the expansion of San Vicente is achieved; (e) the Company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production, cash costs and expansion of San Vicente; (f) there is no disruption in production, increase in costs or disruption in the expansion of San Vicente due to: natural phenomena and hazards; technological, mechanical or operational disruptions; changes in local governments, legislation, taxation or the political or economic environment; fluctuations in the price of silver, gold or base metals; fluctuations in the local currencies of those countries in which the Company carries on business; unexpected work stoppages or labour disputes; increased competition in the mining industry for equipment and qualified personnel; fluctuations in the price for natural gas, fuel oil and other key supplies; or transportation disruptions.

No assurance can be given that the indicated quantities of silver and other minerals will be produced, projected cash costs or forecast expansion costs will be achieved.  Expected future production, cash costs and expansion costs, are inherently uncertain and could materially change over time. If actual results differ from the assumptions set out above, the Company’s mineral production and cash costs may differ materially from the forecasts in this MD&A.

Management's Discussion and Analysis

PROFILE AND STRATEGY

Pan American was founded in 1994 with the specific intention of providing investors with the best vehicle to gain real exposure to silver prices.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines in Peru, Mexico and Bolivia. In addition, the Company is constructing a new silver mine in Argentina, expanding its Bolivian mine and exploring for new silver deposits throughout South America and Mexico.  The following pie graphs show the expected contribution to Pan American’s consolidated sales in 2008 from the various metals it produces and from each jurisdiction where the Company operates.

Expected Sales by Metal – 2008	Expected Sales by Jurisdiction - 2008

The Company's mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its silver production and its silver reserves while optimizing its production methods.

To realize this mission, Pan American has focused on growing its base of low cost silver production by acquiring, exploring for and developing new silver deposits.  Having successfully executed this strategy to date, Pan American has uniquely positioned itself to take full advantage of today's strong market for silver.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating and financing knowledge that allows the Company to confidently advance a new discovery or acquisition from discovery to development through construction and into operation.

Silver production has grown for 13 consecutive years.  At the end of 2007, Pan American had seven operating mines, with an eighth under construction - a considerable portfolio of quality silver producing assets providing diversification of political and operational risk.  In 2008, the Company expects to produce 19.5 million ounces of silver and by 2009, expects its silver production to have grown to 25 million ounces per year, as illustrated by the bar chart below.  Coupled with increasing silver production, the margin between the Company’s cash cost per ounce and the average silver price has expanded over recent years, (as shown by the line graph below) resulting in steadily improving cash flow and profitability.

Management's Discussion and Analysis

Pan American is determined to carry out its mission in a responsible and sustainable manner.  The Company is focused on health and safety standards at all of our operations and is constantly striving to improve our safety record.  We have a proactive approach to minimizing and mitigating the environmental impacts of our activities by applying prudent design and operating practices and by continuing environmental education for employees and contractors.  Pan American is committed to maintaining positive relations with its employees, the local communities and government agencies, whom we view as partners in our enterprise.

REVIEW OF 2007

●	Highlights and Significant Events:
●	Increased silver and by-product metal production:
Pan American produced 17.1 million ounces of silver in 2007, which was a 31% increase in silver production relative to 2006 or an additional 4.1 million ounces.  The commencement of production at the Alamo Dorado silver mine in Mexico, which produced 3.8 million ounces of silver in 2007, was the primary factor behind this achievement.  Pan American also more than tripled its gold production to 23,500 ounces and achieved 24% and 6% increases in the production of copper and lead, respectively, while zinc production decreased by 1% in 2007.

●	Record Sales, Net Income and Operating Cash Flow:
Pan American’s sales for 2007 totaled $301.1 million, an increase of 18% over the sales recorded in 2006.  Net income grew by 53% to $89.0 million while cash generated by operating activities, before adjusting for non-cash working capital items, increased by 54% to $105.9 million in 2007.  The improvement in the 2007 results relative to 2006 was driven by increased production and higher realized metal prices.

Management's Discussion and Analysis

●	Increased Proven and Probable Silver Reserves:
In 2007, Pan American increased its proven and probable silver reserves by 7%.  As at December 31, 2007, proven and probable reserves totaled 227.8 million ounces, an increase of 14.5 million ounces over the previous year, after replacing ounces mined during 2007. For the complete breakdown of reserves and resources by property and category, please refer to Appendix 1 of this MD&A.

●	Development of Manantial Espejo:
Construction of Manantial Espejo in Argentina, Pan American’s eighth mine, proceeded on schedule during 2007.  Over 600 Pan American employees and contractors are on site.  This forecasted $185 million construction project, which includes $22 million in refundable VAT tax, consists of developing two underground and two surface mines, constructing a 2,000 metric ton per day processing facility, installing the necessary site infrastructure, expanding housing in the local community, and participating in the construction of a power line that will service the mine and the local community. The two primary underground ramps advanced during the year, intersecting both ore veins as expected.  Open pit mining is well ahead of schedule and to date there are already 132,000 tonnes of ore stockpiled awaiting the completion of the processing facility.  At year end, project expenditures totaled $97.9 million and it is estimated that overall construction was 58% complete.  Mechanical completion is scheduled for mid 2008, reaching full capacity early in the fourth quarter. Manantial Espejo is projected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually at a cash cost of less than $2.50 per ounce of silver produced.

●	Expansion at San Vicente:
In June 2007, Pan American announced plans to proceed with a project to expand production at the San Vicente silver-zinc mine located in Bolivia.  In connection with expanding production at San Vicente, Pan American purchased an additional 40% interest in its Bolivian subsidiary that manages and operates San Vicente.  As a result of this purchase, Pan American has increased its ownership interest to 95%.

Pan American estimates that, when the expansion of San Vicente is completed and the mine is operating at capacity, it should produce approximately 2.7 million ounces of silver for Pan American annually, at an average cost of less than $4.60 per ounce, net of zinc byproduct credits, for the first five years of the operation.  The Company expects that the expansion should be completed by the end of 2008, at an estimated capital cost of approximately $65 million.

●	2007 Operating Performance
Pan American operated seven mines in Mexico and South America during 2007. In Peru, the Company operates the Huaron mine (99.9% owned), the Morococha mine (89.4% owned), and the Quiruvilca mine (99.9% owned) and has rights to process certain Pyrite Stockpiles. The Alamo Dorado and La Colorada mines are located in Mexico and are 100% owned. Pan American also operated the San Vicente mine in Bolivia through its 95% ownership of the entity which operates the mine through a joint venture agreement.

Management's Discussion and Analysis

●	Consolidated Production and Cash Costs (Non-GAAP Measure)
The following table sets out select historic operating information for each operation and consolidated totals for the past three years.

2007	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	750,799	609,540	362,141	52,547	1,139,899	331,067	82,855	3,276,301
Silver head grades (grams/tonne)	196	172	162	269	127	437	296
Silver recoveries	81%	85%	83%	-	87%	85%	79%
Silver ounces (000's)	3,827	2,870	1,569	454	3,809	3,964	619	17,113
Zinc tonnes	12,064	17,133	7,234	-	-	943	1,701	39,074
Lead tonnes	6,985	6,085	2,528	-	-	686	-	16,284
Copper tonnes	1,658	2,088	1,805	-	-	-	99	5,650
Gold ounces	3,496	1,306	1,566	-	13,335	3,877	-	23,580

COSTS
Cash costs per ounce	$2.78	($2.16)	$2.43	$3.24	$4.41	$6.88	$5.41	$3.42
Non-cash costs per ounce	$1.19	$1.72	$1.54	-	$4.55	$1.80	$2.07	$2.27
Total costs per ounce	$3.97	($0.44)	$3.97	$3.24	$8.96	$8.68	$7.47	$5.69
2006	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	693,285	577,201	370,115	58,016	-	233,743	29,618	1,903,963
Silver head grades (grams/tonne)	200	186	209	304	-	540	326
Silver recoveries	82%	85%	85%	-	-	85%	85%
Silver ounces (000's)	3,665	2,923	2,105	566	-	3,494	265	13,018
Zinc tonnes	11,735	18,115	8,712	-	-	-	805	39,366
Lead tonnes	6,858	5,722	2,574	-	-	153	-	15,307
Copper tonnes	1,603	1,546	1,345	-	-	-	52	4,546
Gold ounces	1,832	1,019	1,106	-	-	3,501	-	7,457

COSTS
Cash costs per ounce	$2.41	($3.71)	($0.04)	$3.17	-	$6.49	$3.49	$1.89
Non-cash costs per ounce	$1.30	$1.75	$1.28	-	-	$1.80	$0.28	$1.49
Total costs per ounce	$3.71	($1.96)	$1.25	$3.17	-	$8.29	$3.78	$3.38
2005	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	639,849	467,521	362,192	61,499	-	211,854	10,109	1,691,525
Silver head grades (grams/tonne)	214	215	221	350	-	530	296
Silver recoveries	84%	85%	87%	-	-	84%	83%
Silver ounces (000's)	3,691	2,736	2,235	692	-	3,094	81	12,529
Zinc tonnes	11,701	15,689	9,697	-	-	-	334	37,421
Lead tonnes	6,774	5,875	2,761	-	-	-	-	15,410
Copper tonnes	1,689	925	1,307	-	-	-	10	3,931
Gold ounces	1,113	1,741	1,289	-	-	3,375	-	7,518

COSTS
Cash costs per ounce	$5.08	$2.61	$4.07	$1.82	-	$5.63	$1.24	$4.38
Non-cash costs per ounce	$1.21	$1.74	$0.56	-	-	$1.90	-	$1.34
Total costs per ounce	$3.71	$4.36	$4.63	$1.82	-	$7.52	$1.24	$5.72

Management's Discussion and Analysis

Pan American‘s silver production increased by 4.1 million ounces to 17.1 million ounces in 2007 relative to 2006 production primarily driven by the commencement of production at Alamo Dorado.  Silver production in 2007 exceeded our forecast of 17.0 million ounces by 153,000 ounces.  Higher than forecast silver production at Alamo Dorado, Morococha, and La Colorada more than made up for shortfalls relative to management’s expectations at Quiruvilca, Pyrite Stockpiles, and Huaron.

Consolidated cash costs per ounce of silver were $3.42 in 2007, up from 2006’s cash costs per ounce of $1.89.  The higher cash costs in 2007 reflected the negative impact on the Company’s operating costs of the industry-wide escalations in energy, freight, consumables, and labour costs and stronger local currencies, relative to the US dollar.  The commencement of production at Alamo Dorado in 2007, which contributed 3.8 million ounces at a cash cost of $4.41 was another factor behind the increase in the consolidated cash costs in 2007 relative to 2006.  Consolidated cash costs per ounce in 2007 were 14% higher than management’s forecast of $3.04 per ounce due to higher than expected cost escalations as just described.

Pan American achieved increases in gold, copper and lead production relative to 2006, while zinc production declined slightly.  Actual production in 2007 exceeded management’s forecasts in the case of gold and copper (by 22% and 38%, respectively), while lead and zinc production fell short of management’s expectations (by 18% and 11%, respectively) due primarily to variations in actual grades relative to forecast grades.

A description of each mine and an analysis of their 2007 operating performance, measured against 2006 operating performance and management’s forecasts follows:

●	Huaron Mine

Location ─ Pasco, Peru
Ownership:	99.9%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	58,826
Employment:	1,765
2007 Production Silver:	3.8 million ounces
Cash Costs:	$2.78 per ounce

The Huaron silver-zinc underground polymetallic mine is Pan American’s most consistent silver producer.

The property is located 320 km northeast of Lima in the heart of the Cerro de Pasco district.  This is one of Peru's most important mining districts, accounting for more than half of the country's silver production.  Since operations began in 1912, Huaron has produced more than 220 million ounces of silver from 70 known veins.

Pan American acquired a majority interest in Huaron in March 2000.  The Company fast-tracked the project through feasibility, financing and rehabilitation to re-open the mine and commence full-scale operation in April 2001. Productivity improvements in recent years have increased tonnage capacity to over 60,000 tonnes per month.

Management's Discussion and Analysis

During 2007, Huaron increased mill tonnage by 8% over the previous year, which more than offset slightly lower grades and resulted in 4% higher silver production.  Increased mill tonnage was also the primary factor behind the increase in by-product production.

Cash costs at Huaron increased by 15% in 2007 to $2.78 per ounce.  Higher by-product credits resulting from increased production and stronger base metal and gold prices in 2007 were more than offset by increases in operating costs, royalties and treatment charges.

Silver production at Huaron in 2007 was within 1% of management’s forecast.  However, lower than expected base metal grades and recoveries resulted in lead and zinc production trailing expectations by 12% and 5%, respectively.  Huaron’s cash cost per ounce in 2007 was anticipated to be $3.26.  By-product credits were higher than expected due to stronger base metal prices in 2007 and resulted in actual cash costs that were 15% below forecast.

●	Morococha Mine

Location ─ Yauli, Peru
Ownership:	89.4%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	32,120
Employment:	1,994
2007 Production Silver:	2.9 million ounces
Cash Costs:	$(2.16) per ounce

Pan American acquired the Morococha mine in Peru in August 2004.  Morococha is an underground, polymetallic vein mine located 50 kilometers southwest of the Company's Huaron mine.

The Morococha district has been mined continuously for more than 100 years and lies within one of the world's most prolific mineral belts for polymetallic vein systems.  Morococha hosts a very large and prolific network of veins, mantos, chimneys, skarns and other replacement bodies within a mineral rights package covering 110 square kilometers of concessions.

Mill tonnage at Morococha increased by 6% in 2007, but lower silver grades resulted in a 2% decrease in silver production.  The higher tonnage allowed Morococha to achieve increases in lead, copper and gold production, but zinc production declined due to lower grades.

Morococha’s cash costs per ounce were negative $2.16 in 2007, an increase over negative $3.71 in 2006.  Significant increases in operating costs outweighed the increase in by-product credits that resulted from higher base metal production and stronger by-product prices in 2007.

Morococha exceeded management’s forecast of tonnage and silver recoveries in 2007, resulting in 8% higher silver production than expected.  However, grades and recoveries of zinc and lead were below expectations, resulting in lower production than anticipated.  The opposite is true for copper, which exceeded forecast by 49%.  Morococha’s cash costs per ounce of silver in 2007 were expected to be negative $3.16.  However, higher than expected operating costs resulted in actual cash costs of negative $2.16 per ounce.

Management's Discussion and Analysis

●	Quiruvilca Mine

Location ─ Santiago de Chuco, Peru
Ownership:	99.9%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	7,471
Employment:	940
2007 Production Silver:	1.6 million ounces
Cash Costs:	$2.43 per ounce

The Quiruvilca mine is located approximately 130 kilometers inland from the coastal city of Trujillo.  Mineralization was first reported in the area in 1789, and the mine has been in continuous operation since 1926. The underground workings cover an area four kilometers long by three kilometers wide and extend more than 400 meters in depth.  Pan American has operated Quiruvilca since late 1995.

In 2007, Quiruvilca produced 25% less silver ounces and 8% less base metal tonnes than in 2006, due to lower ore grades and a 2% decrease in tonnage milled.

Higher operating costs, combined with lower by-product production and lower silver grades resulted in cash costs per ounce rising from negative $0.04 in 2006 to $2.43 in 2007.  This was within 10% of the forecast figure of $2.21.

Silver production during 2007 fell 17% short of expectations, primarily because tonnage milled and silver ore grades were lower than expected.  Zinc and lead production were 23% and 3% below forecast, respectively, due to significantly lower base metal ore grades and zinc recoveries.

●	Pyrite Stockpiles

Location ─ Pasco, Peru
Ownership:	99.9%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	2,309
Employment:	44
2007 Production Silver:	0.5 million ounces
Cash Costs:	$3.24 per ounce

The large, silver-rich stockpiles are located in the Cerro de Pasco mining district of Peru.  Volcan Compañía Minera, a Peruvian mining company, is the largest ore producer in this district.  For many decades, Volcan's Cerro de Pasco mine accumulated silver-rich stockpiles from which the silver could not be extracted by standard metallurgical processes.  In November 2002, Pan American acquired the stockpiles and entered into an agreement to mine and sell 600,000 tonnes of the highest grade silver stockpiles to the La Oroya smelter, where the ore is used as a process flux.

Management's Discussion and Analysis

In 2007, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, decreased by 9% from 2006.  The average grade of the pyrite material sold declined by 12% in 2007, resulting in a 20% decrease in silver production.  Pan American’s agreement with Volcan entitles Volcan to a one-third interest in net operating cash flow from the Stockpiles ..  As a result of Volcan’s interest, the higher the price of silver, the higher the cash cost per ounce at the stockpiles. Since the average silver price in 2007 was higher than in 2006, and also exceeded management’s expectations, the actual cost per ounce of $3.24 exceeded 2006 costs per ounce of $3.17 and management’s forecast of $2.51 per ounce.

●	Alamo Dorado Mine

Location ─ Sonora, Mexico
Ownership:	100%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	40,213
Employment:	290
2007 Production Silver:	3.8 million ounces
Cash Costs:	$4.41 per ounce

Alamo Dorado is Pan American’s only open-pit mine.  It is located in the Mexican state of Sonora, approximately 200 miles from the state capital of Hermosillo.  Corner Bay Silver, a Toronto-listed exploration company, began grassroots reconnaissance of the area in 1997.  Pan American Silver acquired Corner Bay and the Alamo Dorado project in February 2003.

The mine began commercial production on April 1, 2007.  It produced 3.8 million ounces of silver and 13,335 ounces of gold in its first year of production, exceeding management’s forecast of 3.6 million ounces of silver and 12,200 ounces of gold.

Cash costs per ounce at Alamo Dorado averaged $4.41 in 2007, inclusive of the costs associated with production in the first quarter when the mine had not reached commercial production.  Management had forecast cash costs to be $3.27 per ounce.  However, mechanical start-up issues in the filtration system and excessive scaling combined with escalation in the cost of labour, energy and consumables resulted in higher than costs than expected.

●	La Colorada Mine

Location ─ Zacatecas, Mexico
Ownership:	100%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	18,059
Employment:	800
2007 Production Silver:	4.0 million ounces
Cash Costs:	$6.88 per ounce

Management's Discussion and Analysis

Pan American acquired the La Colorada mine in 1998.  It consists of six contiguous blocks of exploration permits and exploitation claims totaling 2,230 hectares.

The project lies within a geologic belt known as the "faja de plata" (silver belt) that extends for 800 km along the Sierra Madre Mountains and is defined by prolific silver deposits that make Mexico the largest silver producing country in the world.  At La Colorada the potential for extending reserves through discovery and additional development is considered to be excellent.

In 2007, silver production at La Colorada increased by 13% due to a 42% increase in tonnage milled.  This was a result of restarting the sulphide operation, offset by lower ore grades and recoveries.  Production of zinc and lead also benefited from the restart of the sulphide operation.

Cash costs per ounce for 2007 averaged $6.88, which was 6% higher than the previous year.  Increased costs of labour, consumables and energy were partially offset by the cost benefits attributable to increasing mill throughput.

The mine processed 14% more tonnage in 2007 than management had forecasted.  Despite the fact that ore grades were lower than expected, actual silver production exceeded anticipated production by 4%.  Actual cash costs of $6.88 per ounce were within 1% of management’s expectations, with unexpected cost escalations largely being offset by higher by-product credits.

●	San Vicente Mine

Location ─ Potosi, Bolivia
Ownership:	95%
Proven & Probable Silver Reserves as at Dec 31, 2007 (000’s ounces):	30,318
Employment:	842
2007 Production Silver:	0.6 million ounces
Cash Costs:	$5.41 per ounce

The San Vicente silver-zinc mine is located in the Bolivian Andes. More than 20 bonanza type silver-zinc veins are known to occur over an area of 1.5 kilometers on surface and extend to at least 200 meters in depth.  The project consists of 15 mining concessions totaling 8,159 hectares.

San Vicente was operated from 1972 to 1993 by COMIBOL, the Bolivian state mining company.  In 1999 Pan American optioned the project from COMIBOL under a joint venture agreement.  In 2005 Pan American restarted operations with a 55% interest in the project, milling ore at a nearby third party plant.  In June 2007 Pan American increased its ownership interest by 40% to 95%.

During 2007 San Vicente contributed 0.6 million ounces of silver to Pan American’s account, compared to 0.3 million ounces the previous year.  The increase was partially due to higher tonnage rates, offset by lower head grades, and also because of the 40% increase in Pan American’s ownership interest.  Zinc and copper tonnage attributable to Pan American increased in 2007 for the same reasons.

Management's Discussion and Analysis

Cash costs of $5.41 per ounce in 2007 were 55% higher than $3.49 in 2006.  Lower silver and zinc grades, combined with general escalations in operating costs, were the primary factors behind the increase.

Actual silver production attributable to Pan American in 2007 based on our 95% interest exceeded management’s forecast of 0.5 million ounces, which was based on the 55% interest owned at the beginning of 2007.  Attributable zinc production fell short of expectations due to lower than expected zinc grades.  Actual cash costs per ounce were 44% higher than forecast as a consequence of lower than expected zinc production and unanticipated cost increases.

●	Reconciliation of Cash and Total Costs per Ounce of Silver (Non-GAAP Measures)
The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2007, 2006, and 2005.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2007	2006	2005
Cost of Sales		$167,797	$124,608	$87,648
Add / (Subtract)
Smelting, refining, & transportation charges		87,019	69,394	37,736
By-product credits		(210,701)	(168,639)	(78,025)
Mining royalties		5,761	5,269	1,615
Worker’s participation and voluntary payments		(6,304)	(9,250)	(1,243)
Change in inventories		8,595	(2,016)	1,975
Other		(579)	2,634	1,395
Non-controlling interest adjustment		172	586	(1,018)
Alamo Dorado Commissioning Costs		2,719
Cash Operating Costs	A	54,478	22,587	50,082
Add / (Subtract)
Depreciation & amortization		28,992	17,520	13,095
Asset retirement & reclamation		2,860	2,457	2,329
Change in inventories		4,081	(1,455)	943
Other		(175)	(125)	(360)
Non-controlling interest adjustment		(933)	(652)	(632)
Alamo Dorado Commissioning Costs		1,304
Total Costs	B	$90,607	$40,332	$65,458

Payable Silver Production (000’s ounces)	C	15,912	11,922	11,436

Cash Costs per ounce	A/C	$3.42	$1.89	$4.38
Total Costs per ounce	B/C	$5.69	$3.38	$5.72

Management's Discussion and Analysis

●	2007 Financial Results
The table below sets out highlights of Pan American’s quarterly results, expressed in thousands of US dollars (except for per share detail), for the past 12 quarters, together with select balance sheet information for the prior three years.

	QUARTERS ENDED (UNAUDITED)				YEARS ENDED
2007	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Sales	$48,057	$79,211	$87,907	$85,889	$301,064
Mine operating earnings*	$14,874	$31,417	$29,125	$28,859	$104,275
General & Administrative	$(1,858)	$(2,684)	$(1,860)	$(3,120)	$(9,522)
Exploration	$(549)	$(720)	$(101)	$(1,992)	$(3,362)
Net income for the period	$20,435	$18,472	$23,891	$26,062	$88,860
Net income per share - Basic	$0.27	$0.24	$0.31	$0.34	$1.16
- Diluted	$0.26	$0.23	$0.30	$0.33	$1.12
Other financial information:
Total Assets	$762,903
Total long-term financial liabilities	$99,219
Total Shareholders Equity	$599,617
2006	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Sales	$45,744	$62,848	$64,268	$82,588	$255,447
Mine operating earnings*	$17,976	$31,060	$29,221	$35,063	$113,319
General & Administrative	$(1,933)	$(2,416)	$(2,739)	$(2,084)	$(9,172)
Exploration	$(1,234)	$(637)	$(2,267)	$(3,902)	$(8,040)
Loss on commodity and currency contracts	$(11,830)	$(4,780)	$(676)	$(1,042)	$(18,328)
Net income (loss) for the period	$(2,761)	$14,964	$16,355	$29,648	$58,206
Net income/(loss) per share - Basic	$(0.04)	$0.21	$0.22	$0.39	$0.79
- Diluted	$(0.04)	$0.20	$0.20	$0.38	$0.76
Other financial information:
Total Assets	$679,995
Total long-term financial liabilities	$92,808
Total Shareholders Equity	$512,026
2005	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Sales	$29,086	$25,358	$30,086	$37,871	$122,401
Mine operating earnings*	$3,488	$4,526	$4,961	$8,683	$21,658
General & Administrative	$(1,563)	$(1,751)	$(2,065)	$(1,558)	$(6,936)
Exploration	$(1,424)	$(885)	$(394)	$(994)	$(3,697)
Loss on commodity and currency contracts	$(3,337)	$3,491	$(2,198)	$(6,152)	$(8,196)

Write-down of mining assets	$0	$0	$0	$(29,666)	$(29,666)
Net income/(loss) for the period	$(4,223)	$4,971	$172	$(29,514)	$(28,594)
Net income/(loss) per share- - Basic	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)
- Diluted	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)
Other financial information:
Total Assets	$362,280
Total long-term financial liabilities	$77,592
Total Shareholders Equity	$257,322

Notes:
*Mine operating earnings/(loss) is equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.
The Company did not declare or pay any dividends during the periods under review.

Management's Discussion and Analysis

Net income for 2007 was $88.9 million, compared to a net income for 2006 of $58.2 million.  Basic earnings per share for 2007 were $1.16 compared to earnings per share of $0.79 in 2006.  Net income for 2007 included a gain on the sale of the Company’s interest in the Dukat mine in Russia of $12.4 million and a gain on commodity and foreign currency contracts of $5.3 million. Included in the net income for 2006 were a loss on commodity and foreign currency contracts of $18.3 million, and a gain on the sale of the Company’s interest in Dukat of $7.5 million.

Sales in 2007 were $301.1 million, an increase of 18% relative to 2006 sales.  The average realized prices for all of the metals that the Company produces increased in 2007 compared to 2006; in particular the average realized silver price increased by 21% to $13.48 per ounce while the average realized lead price increased 125% to $2,933 per tonne.  In addition to higher realized prices, the Company also increased the quantity of silver, gold and copper sold in 2007.  Silver sales increased by 21% to 15.1 million ounces, gold sales increased by 141% to 17,985 ounces while copper sales increased by 15% to 5,127 tonnes.  Sales of lead and zinc partially offset these increases, declining from the quantities sold in 2006 by 8% and 12% respectively.

Cost of sales in 2007 was $167.8 million, a $43.2 million increase from the cost of sales recorded in 2006.  The main reasons for the higher cost of sales relative to a year ago were (i) the commencement of commercial production at Alamo Dorado, which recorded cost of sales of $19.5 million in 2007, (ii) an increase in the mill throughput rates at the Company’s other operations of, on average, 12%, and (iii) the industry-wide escalations experienced in the cost of energy, labour, local currencies and consumables, which increased costs by 15% over 2006’s costs, on a per tonne basis.

Depreciation and amortization expense of $29.0 million was $11.5 million higher in 2007 than 2006.  The increase is entirely attributable to the commencement of commercial production at Alamo Dorado.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, was $104.3 million in 2007, a decline of 8% from 2006’s mine operating earnings.  The decrease in mine operating earnings was a result of the increase in sales being outweighed by the increases in cost of sales and depreciation and amortization expense.

General and administrative costs, including stock based compensation, increased by 4% in 2007 to $9.5 million (2006: $9.2 million), reflecting increased staffing costs, a stronger Canadian dollar against the US dollar, and increased travel costs.  Partially offsetting these factors was a decline in stock-based compensation, which reduced to $2.1 million in 2007 from $2.9 million in 2006.

Exploration and project development expenses in 2007 were $3.4 million compared to $8.0 million incurred in 2006.  The exploration expenses recorded in 2007 primarily represented the costs associated with exploration drilling at La Colorada and Morococha.  2006’s expenses related mostly to the preparation of feasibility studies and holding costs at Manantial Espejo and San Vicente and due diligence expenses associated with the Company’s business development activities.

Asset retirement and reclamation expense for 2007 was $2.9 million, similar to the $2.5 million incurred in 2006.  These costs were related to the accretion of the liability that the Company has recorded with respect to its mining operations as required by CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”.  There were no significant changes to the Company’s closure estimates at any of its operations in 2007, other than an increase of closure liabilities at Manantial Espejo linked to construction activities.  The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.

Management's Discussion and Analysis

Investment and other income, inclusive of foreign exchange gains for 2007 totaled $5.9 million (2006: $5.2 million) and were primarily made up of interest generated by the Company’s short-term investment portfolio.

Interest and financing expenses in 2007 were $0.7 million, which was primarily made up of financing and transactional charges, compared to $0.6 million incurred in 2006.

The Company recorded a gain on commodity and currency contracts of $5.3 million in 2007, compared to a loss of $18.3 million in 2006.  The gain in 2007 was primarily attributed to the unrealized gain on open zinc and lead positions as at December 31, 2007.  Please see “Financial Instruments” under the “Liquidity and Capital Resources” section of this MD&A.  The loss in 2006 was comprised of a loss on our zinc price protection program of $14.4 million, a loss on our silver fixing program of $3.6 million, and a loss on our Mexican peso forward purchases of $0.3 million.

The Company recognized a gain on sale of assets of $12.4 million in 2007, of which $10.3 million has been received and the balance is payable in December 2008 under the terms of the sale of our interest in the Dukat mine in 2004.  In 2006, the Company recorded an $8 million gain on the sale of our interest in Dukat and $0.6 million for the loss on the sale of obsolete equipment, all of which was recorded in Q4 of 2006.  The Company received the $8 million, booked on the sale of our interest in Dukat as a receivable in 2006, as expected in January 2008.  No further gains will be recorded on the sale of our interest in Dukat.

Income tax provision for 2007 amounted to $19.6 million compared to $25.5 million in 2006.  The reduced income tax expense resulted primarily from lower current taxable income generated by our Peruvian operating subsidiaries in 2007 than in 2006 and the recognition of a future income tax benefit related to tax loss carry forward  associated with the Manantial Espejo project.  Management now believes some of these tax losses will be utilized to shield future taxable income, thereby decreasing the future income tax provision, with a corresponding increase to income in the fourth quarter of 2007.

The non-controlling interest in 2007 was $3.1 million compared to $3.8 million in 2006.  The non-controlling interest reflects the income after tax that is attributable to the minority shareholders of the entities which own the Morococha and San Vicente mines.  The Company owns approximately an 89.4% interest in the Morococha mine and a 95% interest in the San Vicente mine.  The Company acquired an additional 40% interest in San Vicente in June 2007, which was the main reason for the lower non-controlling interest recorded in 2007.

●	Financial Results: Fourth Quarter 2007
For the fourth quarter (“Q4”) of 2007, the Company recorded net income of $26.1 million compared to a $29.6 million net income in the comparable period of 2006.  Basic earnings per share in Q4 of 2007 were $0.34 compared to earnings per share of $0.39 in the comparable period of 2006.  Q4 of 2007 benefited from a $4.0 million gain on commodity and foreign currency contracts while Q4 of 2006 benefited from the recognition of an $8.0 million gain recorded relating to the amount receivable under the terms of the sale of the Company’s interest in Dukat.

Sales for Q4 of 2007 were $85.9 million compared to $82.6 million in the comparable period of 2006 due primarily to the higher price environment for the metals the Company produced and significantly higher silver sales due to production from Alamo Dorado, partially offset by decline of 9% in the tonnes of concentrates sold in Q4 of 2007 compared to Q4 of 2006.  Concentrate inventories grew during the quarter and the Company ended 2007 with 13,465 tonnes of concentrates, which represents more than one-month’s production.

Management's Discussion and Analysis

Cost of sales in Q4 of 2007 was $48.8 million compared to $41.9 million in Q4 of 2006. The factors describing the increase in cost of sales for the full year of 2007 above were the same behind the increase in cost of sales in Q4 of 2007.

Depreciation and amortization expense in Q4 of 2007 was $8.2 million compared to $5.6 million in Q4 of 2006.  The increase in depreciation and amortization expenses in Q4 of 2007 is due to the commencement of commercial production at Alamo Dorado, which recorded an expense of $5.7 million in the quarter, offset by a lower depreciation and amortization expenses at the Peruvian operations due to a decrease in concentrate sales relative to Q4 of 2006.

Investment and other income for Q4 of 2007 was $0.4 million (Q4 of 2006: $1.2 million) as a result of lower cash and short-term investment balances in Q4 of 2007 due to capital expenditures related to the construction of Manantial Espejo.

The gain on commodity and currency contracts in Q4 of 2007 was $4.0 million compared to a loss of $1.0 million in Q4 of 2006.  The gain in Q4 of 2007 was primarily attributed to the unrealized gain on open zinc and lead positions as at December 31, 2007.

The income tax provision and the non-controlling interest in Q4 of 2007 were lower compared to   the comparable period of 2006 for the same reason as described above.

●	Financial Results: 2006 compared to 2005

Net income for 2006 was $58.2 million, compared to a net loss for 2005 of $28.6 million.  The improvement in the Company’s results in 2006 was primarily due to a dramatic upturn in the profitability of the Company’s operations, as reflected by a more than 5 fold increase in mine operating earnings, primarily as a consequence of the rise in the sales prices of the metals the Company produces.  In addition to higher realized prices for our products, the Company also increased the quantity of products sold.  Pan American’s Peruvian operations shipped a total of 140,211 dry metric tonnes of concentrates in 2006, a 6% increase over the previous year and the La Colorada mine increased silver production by 13% over 2005 production.  Included in the net loss for 2005 were several unusual items including a non-cash impairment charge of $29.7 million, which resulted from the Company’s decision to write down the carrying value of the La Colorada mine, a loss on commodity and foreign currency contracts of $8.2 million, and a gain on the sale of the Company’s interest in Dukat of $2 million.

Cost of sales in 2006 was $124.6 million, a $37.0 million increase from the cost of sales recorded in 2005.  The main reasons for the higher cost of sales were (i) increased mining and milling rates at all of Pan American’s operations by an average of 12%, (ii) the shipment of approximately 8,400 tonnes more concentrates from the Peruvian operations, and (iii) the industry-wide escalations experienced in the cost of energy, labour and consumables.  Cost of sales was also negatively impacted by significantly increased worker’s participation costs in Peru, which are based on the increased taxable income being generated by the Company’s Peruvian mines.  Worker’s participation costs increased to $8.4 million in 2006 from $1.2 million in 2005.

Management's Discussion and Analysis

Depreciation and amortization expense of $17.5 million was $4.4 million higher in 2006 than 2005.  Increased tonnage milled at all of the Company’s operations and higher depreciation rates at La Colorada in 2006 as a result of the decrease in reserves and resources estimated at the end of 2005 were the main reasons for the increase.

General and administrative costs, including stock based compensation, increased by 32% in 2006 to $9.2 million (2005: $6.9 million), reflecting increased staffing costs, the cost of compliance with the requirements of the Sarbanes Oxley Act, a stronger Canadian dollar against the US dollar, and increased travel costs.  Included in general and administrative expenses was stock-based compensation of $2.9 million (2005 - $2.0 million).

Exploration and project development expenses in 2006 were $8.0 million compared to $3.7 million incurred in 2005, reflecting increased exploration drilling at La Colorada and Morococha and the preparation of a feasibility study and holding costs at the San Vicente project.

Investment and other income, net of foreign exchange loss for 2006 totaled $5.2 million (2005: $2.6 million) due to higher average cash balances combined with a higher interest rate environment, which prevailed in 2006, resulted in the increase over the comparable periods in 2005.

The Company incurred a loss on commodity and currency contracts of $18.3 million in 2006, compared to a loss of $8.2 million in 2005.  The loss in 2006 was comprised of a loss on our zinc price protection program of $14.4 million, a loss on our silver fixing program of $3.6 million, and a loss on our Mexican peso forward purchases of $0.3 million.

The Company recognized a gain on sale of assets of $8.2 million in 2006 under the terms of the sale of our interest in the Dukat mine in 2004.  In 2005, the Company recorded a $2 million gain on the sale of our interest in Dukat and $0.6 million for the gain on the sale of obsolete equipment.

Income tax provision for 2006 amounted to $25.5 million compared to $3.3 million in 2005.  The substantially higher current income tax expense resulted from greater taxable income being generated by our Peruvian operating subsidiaries in 2006 than in 2005, primarily due to a stronger price environment and the fact that the Quiruvilca operation only became taxable in later 2005.

Management's Discussion and Analysis

OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2008.  We also discuss the major capital projects planned for each of the operations in 2008.  These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A.

Production Forecast – 2008:

2008	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	MANANTIAL ESPEJO	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	771,000	590,514	363,703	50,400	1,449,600	339,077	95,000	215,750	3,875,045
Silver head grades (grams/tonne)	187	166	158	270	127	412	320	261
Silver recoveries %	80%	84%	81%	-	88%	86%	84%	85%
Silver ounces (000's)	3,708	2,654	1,500	437	5,226	3,858	717	1,400	19,500
Zinc tonnes	14,569	16,718	8,374	-	-	2,050	2,033	-	43,744
Lead tonnes	7,288	6,146	2,535	-	-	1,134	-	-	17,103
Copper tonnes	1,322	2,179	1,760	-	-	-	133	-	5,394
Gold ounces	1,087	-	1,328	-	16,369	3,820	-	27,396	50,000

COSTS
Cash costs per ounce	$5.12	$0.33	$5.40	$3.28	$4.19	$7.46	$7.49	$(1.15)	$4.27
Non-cash costs per ounce	$1.37	$1.28	$1.94	-	$4.47	$1.89	$2.15	$4.73	$2.67
Total costs per ounce	$6.49	$1.61	$7.34	$3.28	$8.66	$9.35	$9.64	$3.58	$6.94

Silver production is expected to increase 14% in 2008 to 19.5 million ounces, as compared to 2007’s production.  The planned increase is primarily due to a full year of production at Alamo Dorado and the commencement of production at Manantial Espejo, partially offset by the slightly lower silver production at our other operations.

Zinc and lead production are expected to increase in 2008 as compared to 2007, due to generally higher grades at our Peruvian mines and expanded capacity of the sulphide plant at La Colorada.  Commencement of operations at Manantial Espejo should result in a significant increase in our anticipated gold production in 2008.

Cash costs are expected to increase to $4.27 per ounce compared to the 2007 cash costs of $3.42 per ounce. Forecasted increases in operating costs and the reduction in by-product credits on a per silver ounce basis due to anticipated lower zinc prices account for most of the expected increase in cash costs.

We are planning to invest $152.1 million in capital in 2008, split between development and construction capital of $103.8 million and sustaining capital of $48.2 million.  Development capital consists of $65.6 million to complete the construction of Manantial Espejo and $38.2 million for the expansion and development of San Vicente (our 95% share).  The majority of the sustaining capital is planned for Huaron, Morococha and La Colorada.

Management's Discussion and Analysis

Management’s forecast for each mine’s operating performance and capital requirements in 2008 follows:

●	Huaron Mine
In 2008, we expect to produce 3.7 million ounces of silver at a cash cost of $5.12 per ounce.  Huaron plans to increase mining and milling rates by 3% above rates achieved in 2007.  The positive impact of higher throughput rates is expected to be more than offset by lower silver grades, resulting in a 3% decline in expected silver production. As a consequence of expected increases in throughput rates, zinc grades and recoveries, Huaron zinc production is forecast to increase by 21% in 2008.  Cash costs per ounce are expected to almost double over 2007’s cash costs due mainly to lower silver production coupled with increases in operating costs and lower base metal by-product credits.

The total capital budget for 2008 at Huaron is $15.1 million, mostly relating to mine development.  Major components of the mine development capital include a shaft deepening and reconditioning program as well as the development and preparation of the 180 level for mining.

●	Morococha Mine
In 2008, we expect to produce 2.7 million ounces of silver at a cash cost of $0.33 per ounce.  Tonnes milled at Morococha in 2008 are expected to decline slightly from 2007 tonnage.  Silver and base metal grades are also expected to decline relative to 2007, resulting in a reduction of 8% in expected silver production and a 2% decline in zinc production, however higher lead grades are expected to increase lead production by 1% over 2007.  Higher cash costs per ounce in 2008 are expected compared to 2007’s cash costs of negative $2.16 due to lower silver production, increases in operating costs per tonne and lower base metal price assumptions.

Morococha’s capital budget totals $14.1 million in 2008 with the primary objectives of integrating mine production from various ore sources, and to continuing the extensive mine development program, particularly on the 400 level and the refurbishment of the Maria hoist.

●	Quiruvilca Mine
In 2008, we expect to produce 1.5 million ounces of silver at a cash cost of $5.40 per ounce.  The 2008 budget assumes that mining occurs in both Quiruvilca’s south and north zones at slightly higher mining rates than those achieved in 2007.  Silver grades and recoveries are expected to decline slightly, resulting in 4% less silver production than 2007.  Higher zinc grades are expected to result in a 16% increase in zinc production.  Operating costs are expected to increase in 2008 as higher pumping costs, increases in the cost of labor and supplies and the stronger Peruvian currency are expected.  As a consequence, we anticipate cash costs per ounce in 2008 to be $5.40 compared to 2007’s cost per ounce of $2.43.

A total of $4.4 million has been budgeted for capital in 2008 at Quiruvilca, with expenditures to develop deeper levels in the mine representing the majority of the capital budget. In addition, we expect to spend $0.9 million on reclamation activities, predominantly on increasing the capacity of the water treatment facility.

Management's Discussion and Analysis

●	Pyrite Stockpiles
In 2008, we expect to produce 0.4 million ounces of silver at a cash cost of $3.28 per ounce.  We expect both the grade and quantity of pyrite material sold to decline slightly in 2008, resulting in lower silver production.

●	Alamo Dorado Mine
In 2008, we expect to produce 5.2 million ounces of silver at a cash cost of $4.19 per ounce.  Our 2008 budget assumes Alamo Dorado will process more than 3,900 tonnes per day of ore grading 127 gpt silver and that silver recoveries will average 88%.  The mine is expected to produce more than 16,000 ounces of gold as a by-product in 2008.  The mine plan calls for the mining of 3.6 million tonnes, of which 1.35 million tonnes are expected to be ore.

Cash costs per ounce are expected to be $4.19, higher than 2007 due primarily to escalation in labor and consumables costs.  Cyanide consumption in 2008 is expected to be high due to slightly elevated copper grades.

Capital expenditures are expected to be $1.4 million, primarily for plant optimization and improvements in the refinery.

●	La Colorada Mine
In 2008, we expect to produce 3.9 million ounces of silver at a cash cost of $7.46 per ounce.  The 2008 budget anticipates that La Colorada will be able to exceed the 2007 tonnage throughput rates by 4%.  Silver grades are expected to be 3% lower than 2007’s grades partly due to processing a higher proportion of lower grade sulphide ore and partly due to an overall reduction in the ore reserve grade.  Higher tonnage throughput and zinc recoveries, partially offset by lower grades are expected to result in increased zinc production in 2008.

Cash costs per ounce are expected to increase by 8% from 2007’s costs as a result of processing lower silver grades, marginally offset by slightly higher by-product credits.

Capital expenditures at La Colorada in 2008 are expected to be $10.3 million, comprised mostly of expenditures with the objective of extending the economic life of the mine (reserve definition drilling - $1.5 million, phased tailings dam raise – $2.4 million and mine development - $3.0 million).

●	Manantial Espejo Project
The Manantial Espejo silver-gold project is located in the Province of Santa Cruz in southern Argentina.  Pan American began the construction of the mine in mid-2006, immediately after increasing its interest in the project to 100%.  Once completed, Manantial Espejo is projected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually from a combination of open pit and underground mines. With gold as a by-product credit, Manantial Espejo is expected to be a low cash cost producer.

Management's Discussion and Analysis

In 2008, we expect to produce 1.4 million ounces of silver at a cash cost of negative $1.15 per ounce.  Pan American’s key objective at Manantial Espejo in 2008 is to complete the construction and begin commissioning of the mine and plant in July and within the project construction capital estimate of $185.3 million, inclusive of $22 million of VAT, which is refundable.  Achievement of this objective should allow for production of 1.4 million ounces of silver and nearly 29,000 ounces of gold and the attainment of commercial production in the fourth quarter of 2008.

The open pit is budgeted to mine over 4.5 million tonnes of ore and waste while over 4,000 meters of underground development are planned in 2008.  The underground and open pit mines are expected to combine to ensure that approximately 200,000 tonnes of ore is stockpiled prior to the commencement of plant operations.

●	San Vicente Project
In 2008, we expect to produce 0.7 million ounces of silver at a cash cost of $7.49 per ounce.  The 2008 budget for San Vicente anticipates that we process 100,000 tonnes through a third party toll mill, while we continue the construction of a new plant and related infrastructure at the mine site to support a designed capacity of 750 tonnes per day.  The mining activities contemplated for 2008 are expected to contribute 717,000 ounce of silver to Pan American at a cash cost of $7.49 per ounce, significantly higher than 2007’s cash costs due mostly to a recently imposed mining royalty tax in Bolivia as well as the common cost escalations being experienced throughout the mining industry.

The major components of the plant construction and mine development budget, which totals $40.3 million in 2008 on a 100% basis, include the replacement of a shaft hoist, construction of the processing plant and tailings impoundment and development of the ramp access into the Litoral vein.

LIQUIDITY AND CAPITAL RESOURCES

●	Cash Flow: 2007 and 2006
Operating activities generated $67.4 million in 2007, compared to $65.9 million generated by operations in 2006.  Before changes in non-cash working capital items, which used $38.6 million in 2007 (2006 - $2.9 million), cash flow from operations in 2007 was $105.9 million (2006 - $68.8 million).  The increased operating cash flow was primarily a result of the start up of Alamo Dorado, which generated, before non-cash working capital adjustments, $23.9 million in 2007 and the improved operating cash flow generated at the La Colorada mine, which increased by $13.2 million to $23.3 million.

Investing activities used $99.5 million in 2007 and was dominated by construction expenditures at Manantial Espejo of $66.3 million, while $19.6 million was spent on the expansion at San Vicente, inclusive of $8 million to acquire an additional 40% interest in the mine.  In addition, significant investments in property, plant, and equipment were made at Morococha, La Colorada, Huaron, and Quiruvilca where $13.6 million, $9.1 million, $9.9 million, and $4.4 million were spent, respectively.  Partly funding these expenditures and included in investing activities in 2007 was the sale of $24.9 million of short-term investments and the receipt of $10.3 million from the sale of our interest in Dukat.

Management's Discussion and Analysis

Investing activities in 2006 consisted primarily of construction expenditures at Alamo Dorado of $46.4 million and Manantial Espejo of $20.2 million.  Significant capital investment also occurred at Morococha, La Colorada, Huaron, and Quiruvilca where $10.5 million, $7.9 million, $5.6 million, and $1.5 million were spent, respectively.  The Company also invested $4.3 million into upgrading infrastructure, equipment orders and engineering services at San Vicente in preparation for the possible expansion.  Included in investing activities in 2006 was the purchase of $65.6 million of short-term bonds as part of the Company’s cash management policy.

Financing activities in 2007 generated $3.7 million and included proceeds from the exercise of options and warrants of $5.2 million, partially offset by $2.3 million in dividends paid to minority shareholders of the entity that operates the Morococha mine in Peru.  Financing activities in 2006 included the issuance of shares for a net $142.3 million and the proceeds from the exercise of stock options of $3.6 million.

●	Cash Flow: Fourth Quarter 2007
Operating cash flow from the Alamo Dorado mine was also the primary contributing factor for the stronger cash generated by operating activities in Q4 of 2007 of $26.7 million compared to $13.4 million in the comparable quarter of 2006.

Investing activities in Q4 of 2007 used $40.1 million, mostly on the construction of Manantial Espejo and expansion of San Vicente.  During the quarter, we also invested $2.0 million in our short term investment portfolio.  Q4 of 2006 used $6.0 million comprised of investments in property, plant, and equipment of $25.1 million partially funded by the sale of $17.1 million of the Company’s bond portfolio and from the receipt of $2 million from the sale of our interest in Dukat.

In Q4 of 2007, cash used by financing activities totaled $0.5 million and was comprised of $3.0 million used to repay advances against concentrate shipments while the exercise of stock options and warrants generated $1.8 million and $0.7 million was contributed by minority shareholders as their share of the capital required for the expansion at San Vicente.  In the comparable period of 2006, $0.6 million was generated from the exercise of stock options.

●	Cash Flow: 2005
Operating activities in 2005 generated cash flow of $10.8 million, while financing activities in 2005 included the issuance of shares for cash of $6.4 million and a net repayment of short term concentrate advances of $0.7 million.  Investing activities in 2005 consisted of construction expenditures at Alamo Dorado of $35.5 million, and capital expenditures at our mining operations totaling $24.1 million.  Included in investing activities in 2005 was the liquidation of $44.1 million of the Company’s short-term bond portfolio and other investments.
Management's Discussion and Analysis

●	Liquidity
The Company’s cash balance at December 31, 2007 was $51.9 million, which was a decrease of $28.4 million from the balance at December 31, 2006.  This decrease in liquidity resulted from the requirement to fund $134.7 million that was invested in the development and acquisition of mineral property, plant and equipment in 2007.  The balance of this funding requirement was met from cash generated by operating activities of $67.4 million, plus the liquidation of $24.9 million of the Company’s investment portfolio, plus $10.3 million received from the sales of our interest in Dukat plus financing activities of $3.7 million.  The balance of the Company’s short-term investments at December 31, 2007 was $55.4 million (2006: $91.6 million).  The Company does not own any asset-backed commercial paper in its investment portfolio.

Working capital at December 31, 2007 was $186.3 million, a decrease of $18.3 million from the prior year-end’s working capital of $204.6 million.  The decrease in working capital was mainly due to a $64.6 million decrease in cash plus short-term investments partially off-set by increases in inventories of $29.5 million, unrealized gains on commodity contracts of $5.3 million and in accounts receivable of $2.6 million, plus a net decrease in current liabilities totaling $6.9 million.  The increase in inventories is a result of commencement of commercial production at Alamo Dorado and because of 9,800 dry metric tonnes of concentrates produced but not shipped at our Peruvian operations during 2007.  The decrease in current liabilities is primarily a result of significantly lower taxes payable in Peru as a result of paying tax installment during the year, offset by an increase in accounts payable mainly resulting from commercial production at Alamo Dorado.

Working capital at December 31, 2006 was $204.6 million, an increase of $129 million from the prior year-end’s working capital of $74.8 million.  The increase in working capital was mainly due to a $116.6 million increase in cash plus short-term investments arising from the proceeds of a public offering of common shares, a $38.6 million increase in accounts receivable, and a $5.5 million increase in inventories, partially off-set by increases in current liabilities totaling $38.1 million.  The increase in accounts receivable and inventories was mostly a result of the higher metal price environment that prevailed at the end of 2006 compared to a year earlier. Accounts receivable included an amount of $8 million pursuant to the sales terms of our interest in Dukat (2005: $2 million).  The increase in current liabilities was primarily a result of significantly higher taxes payable in Peru and an increase in accounts payable.

●	Financial Position
Capital resources at December 31, 2007 amounted to shareholders’ equity of $599.7 million (2006: $512.0 million).  At the date of this MD&A, March 20, 2008, the Company had issued 80,764,673 shares.

On October 18, 2007 the Company secured a $50 million revolving credit facility for general corporate purposes.  The credit facility is secured by certain of the Company’s short term investments.  Any amounts drawn under the credit facility will incur interest at Canadian dollar Prime Rate for Canadian dollar drawings or Alternate Base Rate for US dollar drawings.  The credit facility does not have a maturity date but may be terminated by lender upon 30-days notice.  As of December 31, 2007 as well as at the date of this MD&A, the Company had not made any drawings under this or any other debt facility.

Management's Discussion and Analysis

●	Financial Instruments
Pan American mitigates the price risk associated with its zinc and lead production by committing some of its forecasted production under forward sales or option contracts.  At December 31, 2007, the Company had sold forward 9,682 tonnes of zinc at a weighted average price of $2,864 per tonne and committed an additional 2,650 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 25% of the Company’s forecast payable zinc production over the following 18 months.  In addition, at December 31, 2007 Pan American had sold forward 3,000 tonnes of lead settling during the first half of 2009 at an average price of $2,730, which represents approximately 40% of the forecast payable production for that period.  At December 31, 2007, the 3-month price for zinc and lead was $2,331 and $2,532 per tonne, respectively and the mark-to-market value on open positions was an unrealized gain of $5.3 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian Nuevo sol (“PEN”) and Mexican pesos (“MXN”), at December 31, 2007 the Company has entered into foreign currency contracts with an aggregated nominal value of $29 million for PEN and $7 million for MXN settling between January and May 2008 at an average PEN/US$ exchange rate of 3.01 and an average MXN/US$ exchange rate of 10.97.  In addition, Pan American was holding cash balances equivalent to $2.6 million in PEN and $1.0 million in MXN as at December 31, 2007.  At December 31, 2007, the mark-to-market value of the Company’s local currencies positions was an unrealized gain of $0.3 million.

At the end of the fourth quarter of 2007, the Company had fixed the price of 600,000 ounces of silver produced during the quarter and contained in concentrates, which are due to be priced in January and February of 2008 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $14.72 per ounce while the spot price of silver was $14.76 on December 31, 2007, resulting in an unrealized mark-to-market loss of $0.03 million.

●	Capital Requirements
Pan American plans to invest $152.1 million in capital projects in 2008, split between development and construction capital of $103.8 million and sustaining capital of $48.2 million.  Please refer to the “Outlook” section of this MD&A for a more detailed description of the capital expenditures planned for each mine in 2008.  Alternatives for financing our future capital needs include our significant liquidity position, future operating cash flow, unutilized credit facilities and the proceeds of exercised share warrants and options.  In the opinion of management, based on the Company’s financial position at December 31, 2007, the operating cash flows that are expected in 2008 of $100.3 million and the proceeds from share warrants which expired in February 2008 of $48.6 million, the Company’s liquid assets will be sufficient to discharge liabilities as they come due and to fund planned project development and sustaining capital expenditures in 2008.

Management's Discussion and Analysis

The Company expects that the industry-wide capital and operating cost escalation experienced over the last several years will continue to be a key challenge in 2008.  The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months can not be determined.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes. The Company had the following contractual obligations at the end of 2007:

PAYMENTS DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,589	$1,018	$571
Purchase Obligations (1)	33,305	33,305	-
Total contractual obligations	$34,894	$34,323	$571

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at December 31, 2007, which will be incurred during 2008.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period.  Management has identified (i) Mineral property, plant, and equipment, Construction in progress and Investments in non-producing property (ii) Future income tax provision, (iii) Provision for reclamation and closure, (iv) Stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Mineral property, plant and equipment, Construction in progress, and Investment in non-producing properties are the most significant assets of the Company, representing assets in aggregate of $500 million at December 31, 2007.  This amount represents the capitalized expenditures related to the acquisition, exploration, construction and development of mineral deposits.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.  Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations.  These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows.  Future cash flows are estimated based on production, metal prices, capital and operating costs.  Where those estimated cash flows are less than the carrying value, the Company records a write-down

Management's Discussion and Analysis

of the asset to the estimated fair value.  No impairments were recorded in 2007, based on impairment analyses using an average silver price of $11 per ounce, which is consistent with the long-term silver price assumption utilized by the Company for the estimate of reserves and resources.  Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty.  If silver prices fall below $11 per ounce or some of the other assumptions prove inaccurate, material asset impairment charges may be required in the future.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it estimates will, more likely than not, fail to be realized.  The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.  Please refer to note 17 of the Company’s consolidated financial statements for a detailed description of our future income tax provision.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.  The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  Accordingly, at December 31, 2007 the expected present value of future site restoration costs for the Huaron, Morococha, Quiruvilca, La Colorada and Alamo Dorado mines, and Manantial Espejo and San Vicente projects were estimated using discount rates between 6% and 9% at 50.4 million (2006 - $44.3 million).  This estimate was increased in 2007 primarily as a result of accretion of the liability of $2.9 million, the recognition of an additional $3.1 million related to the construction of Manantial Espejo.  The reclamation provision was reduced in 2007 by $0.8 million of closure expenditures.  In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of approximately $2.6 million and the annual accretion of the liability for future site restoration costs of approximately $3.0 million.

Pan American estimates expenses related to stock-based compensation on the fair value method of accounting.  Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet.  In 2007, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends were paid, a weighted average volatility of the Company’s share price of 38.7%, a weighted average annual risk free rate of 4% and an expected life of between 1.5, and 3 years.  The resulting weighted average option valuation was $CDN 8.18 per share for a total expense related to stock options in 2007 of $2.5 million (2006 - $2.5, 2005 - $1.5 million).  The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

Management's Discussion and Analysis

The Company applies the CICA Accounting Guideline 13, Hedging Relationships (“AcG-13”), which specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  Based on AcG-13, the Company’s conclusion is that its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing PEN and MXN with US dollars, and its silver fixing contracts do not qualify for hedge accounting.  As a result, Pan American is required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period.

RISKS AND UNCERTAINTIES

●	Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.  The following table illustrates the effect of changes in silver and zinc prices on anticipated sales for 2008:

Zinc Price
		$1,500	$1,700	$1,900	$2,100	$2,400	$2,700	$3,000
	$8.00	$246,145	$249,693	$253,241	$256,789	$262,111	$267,434	$272,682
	$9.00	$263,754	$267,302	$270,850	$274,398	$279,648	$284,967	$290,287
	$10.00	$281,294	$284,841	$288,387	$291,934	$297,253	$302,573	$307,892
	$11.00	$298,900	$302,446	$305,992	$309,539	$314,858	$320,093	$325,409
Silver	$12.00	$316,505	$320,051	$323,516	$327,060	$332,377	$337,694	$343,011
Price	$13.00	$334,028	$337,573	$341,117	$344,662	$349,979	$355,295	$360,612
	$14.00	$351,630	$355,174	$358,719	$362,263	$367,580	$372,897	$378,213
	$15.00	$369,231	$372,776	$376,320	$379,865	$385,082	$390,396	$395,710
	$16.00	$386,737	$390,280	$393,823	$397,365	$402,679	$407,994	$413,308
	$17.00	$404,334	$407,877	$411,420	$414,963	$420,277	$425,591	$430,905

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under “Financial Instruments” in the “Liquidity and Capital Resources” section of this MD&A.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-gaap measure is highly sensitive to base metal prices.  The table below illustrates this point by plotting the expected cash cost per ounce according to the 2008 budget against various price assumptions for the Company’s two main by-product credits, zinc and lead.

Management's Discussion and Analysis

Zinc Price
		$1,500	$1,700	$1,900	$2,100	$2,400	$2,700	$3,000
	$1,500	$5.29	$5.10	$4.99	$4.82	$4.48	$4.22	$3.96
	$1,700	$5.10	$4.92	$4.80	$4.64	$4.30	$4.04	$3.78
Lead	$1,900	$4.92	$4.74	$4.62	$4.46	$4.11	$3.86	$3.60
Price	$2,100	$4.74	$4.56	$4.44	$4.27	$3.93	$3.67	$3.42
	$2,400	$4.47	$4.28	$4.16	$4.00	$3.66	$3.40	$3.15
	$2,700	$4.19	$4.01	$3.89	$3.73	$3.38	$3.13	$2.87
	$3,000	$3.92	$3.74	$3.62	$3.45	$3.11	$2.86	$2.60

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company fixes the price for a portion of the silver during the month that the silver-bearing concentrates are produced.  Please refer to “Financial Instruments” in the “Liquidity and Capital Resources” section of this MD&A for a description of open position at December 31, 2007.

Silver doré production from La Colorada and Alamo Dorado is refined under long term agreements with fixed refining terms.  The refined silver is sold in the spot market to various bullion trading banks.  The Company has never had any delivery or payment disputes with its customers and management believes that there is no appreciable delivery or credit risk resulting from its sales contracts.

The Company maintains trading facilities with several banks for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.

●	Exchange Rate Risk
Pan American reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  In order to mitigate this exposure, from time to time the Company has purchased PEN, MXN and Canadian dollars to match anticipated spending.  At December 31, 2007, the Company open currency forward positions are described under “Financial Instruments” in the “Liquidity and Capital Resources” section of this MD&A.

●	Political and Country Risk
Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia.  All of these jurisdictions are potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

Management's Discussion and Analysis

●	Environmental Risks
Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.

●	Employee Relations
Pan American’s business depends on good relations with its employees.  At December 31, 2007 the Company employed approximately 7,300 employees and the employees of mining contractors, of which approximately 600 were represented by unions in Peru and a further 200 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

●	Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American.  The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on our financial condition, cash flow and results of operations.  Please refer to Note 16 Commitments and Contingencies of the audited consolidated financial statements for further information.

Management's Discussion and Analysis

●	Corporate Development Activities
An element of the Company’s business strategy is to make selected acquisitions.  For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, and the acquisition from Silver Standard Resources Inc. in 2006 of that company’s 50% interest in the Manantial Espejo project.  The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance.  Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2007 the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

●	Changes in Internal Controls over Financial Reporting
There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Discussion and Analysis

●	Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

(1)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets,

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors, and

(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2007, Pan American’s internal control over financial reporting is effective.  Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2007.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  Deloitte & Touche LLP, independent registered charted accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  Deloitte & Touche LLP has provided such opinions.

Management's Discussion and Analysis

Appendix 1

Mineral Reserves and Resources
As of December 31, 2007

MINERAL RESERVES - PROVEN AND PROBABLE
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Proven	5,604	189	34,038	N/A	0.32	1.58	3.11
		Vein	Probable	4,007	192	24,788	N/A	0.29	1.69	3.20
Morococha (89.4%)	Peru	Vein/Mantos	Proven	4,131	148	19,693	N/A	0.38	1.39	3.53
		Vein/Mantos	Probable	2,540	152	12,427	N/A	0.34	1.65	3.91
La Colorada	Mexico	Vein	Proven	863	431	11,957	0.49	N/A	1.10	1.93
		Vein	Probable	457	415	6,103	0.46	N/A	1.29	2.21
Quiruvilca	Peru	Vein	Proven	730	175	4,106	0.38	0.93	0.96	3.22
		Vein	Probable	702	149	3,366	0.35	0.38	1.23	3.43
Silver Stockpiles (i)	Peru	Flux Material	Probable	242	297	2,309	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	1,775	98	5,608	0.37	N/A	N/A	N/A
		Disseminated	Probable	9,444	114	34,605	0.30	N/A	N/A	N/A
Manantial Espejo (ii)	Argentina	Vein	Proven	3,489	151	16,940	2.05	N/A	N/A	N/A
		Vein	Probable	3,701	181	21,538	2.66	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Proven	1,741	369	20,674	N/A	N/A	N/A	4.03
		Vein	Probable	648	463	9,644	N/A	N/A	N/A	2.76
TOTALS				40,074	177	227,795	-	-	-	-

MINERAL RESOURCES - MEASURED AND INDICATED
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Measured	1,300	161	6,726	N/A	0.41	2.41	3.96
		Vein	Indicated	846	163	4,421	N/A	0.61	2.12	4.03
Morococha (89.4%)	Peru	Vein/Mantos	Measured	1,154	162	5,999	N/A	0.32	1.33	3.19
		Vein/Mantos	Indicated	1,385	237	10,552	N/A	0.31	1.60	3.16
La Colorada	Mexico	Vein	Measured	186	312	1,871	0.50	N/A	0.97	1.06
		Vein	Indicated	928	313	9,337	0.68	N/A	1.22	1.87
Quiruvilca	Peru	Vein	Measured	4,246	114	15,556	0.59	1.22	0.74	2.01
		Vein	Indicated	953	164	5,028	0.45	0.66	1.34	3.92
Alamo Dorado	Mexico	Disseminated	Measured	263	84	710	0.31	N/A	N/A	N/A
		Disseminated	Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manantial Espejo (ii)	Argentina	Vein	Measured	1,807	87	5,054	0.86	N/A	N/A	N/A
		Vein	Indicated	2,288	94	6,915	0.84	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Measured	509	93	1,520	N/A	N/A	N/A	1.84
		Vein	Indicated	538	253	4,381	N/A	N/A	N/A	3.19
TOTALS				20,014	134	86,312	-	-	-	-

MINERAL RESOURCES - INFERRED
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Inferred	3,939	177	22,467	N/A	0.26	1.73	2.99
Morococha (89.4%)	Peru	Vein/Mantos	Inferred	6,342	151	30,788	N/A	0.39	1.34	3.44
La Colorada	Mexico	Vein	Inferred	1,828	307	18,052	0.57	N/A	1.57	2.04
Quiruvilca	Peru	Vein	Inferred	2,472	135	10,761	0.64	0.87	1.01	2.88
Alamo Dorado	Mexico	Disseminated	Inferred	518	79	1,316	0.30	N/A	N/A	N/A
Manantial Espejo (ii)	Argentina	Vein	Inferred	2,523	107	8,679	1.04	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Inferred	690	326	7,225	N/A	N/A	N/A	2.62
TOTALS				18,311	169	99,288	-	-	-	-

HISTORICAL ESTIMATES
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
Property	Location		Unclassified	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Hog Heaven (iii)	USA		Historical (iii)(iv)	2,705	167	14,550	0.62	N/A	N/A	N/A
Hog Heaven (iii)	USA		Historical (iii)(v)	7,639	133	32,730	0.70	N/A	N/A	N/A
Waterloo (vi)	USA		Historical	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTAL			Historical	44,102	104	148,217	-	-	-	-

Management's Discussion and Analysis

NOTES:

Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines
Mineral resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp.'s share of mineral reserves and resources.  Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Mine Engineering as Qualified Persons as that term is defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"). Reserve/resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2007 production where applicable(i).  Mineral resource estimates for Hog Heaven and Waterloo based on historical third party estimates.

(i)	2006 mineral reserve and resource estimates less 2007 production
Metal Prices Used for all Mines (except Manantial Espejo):
Ag: $11.00/oz,  Au: $625/0z,  Pb: $1,600/Tonne,  Cu: $6,000/Tonne,  Zn: $2,100/Tonne

(ii)	Metal Prices Used for Manantial Espejo:
Ag: $9.00/oz,  Au: $525/0z,  Pb: $1,000/Tonne,  Cu: $5,000/Tonne,  Zn: $2,100/Tonne

(iii)
The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(iv)	The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(v)
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(vi)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource."

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Management's Discussion and Analysis

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Management's Discussion and Analysis

Management’s Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer

March 20, 2008

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Pan American’s assets
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Pan American receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American assets that could have a material effect on Pan American’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal controls over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that as of December 31, 2007, Pan American’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2007.

Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer

March 20, 2008

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 20, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Vancouver, Canada
March 20, 2008

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated balance sheets of Pan American Silver Corp. and subsidiaries (the “Company”) as at December 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  With respect to the  consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 20, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(c) to the consolidated financial statements.  Our report to the Board of Directors and Shareholders, dated March 20, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
March 20, 2008

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31
(In thousands of U.S. dollars)
	2007	2006
Assets
Current
Cash	$51,915	$80,347
Short-term investments	55,400	91,601
Accounts receivable, net of $Nil provision for doubtful accounts (2006- $Nil)	68,600	65,971
Inventories (Note 5)	51,737	22,216
Unrealized gain on commodity and foreign currency contracts	5,502	186
Future income taxes (Note 18)	8,388	6,670
Prepaid expenses	3,376	3,106
Total Current Assets	244,918	270,097

Mineral property, plant and equipment, net (Note 6)	500,284	405,137
Future income taxes (Note 18)	-	500
Other assets (Note 7)	17,701	4,261
Total Assets	$762,903	$679,995

Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$53,736	$40,095
Taxes payable	1,771	23,187
Unrealized loss on commodity contracts	27	-
Other current liabilities	3,047	2,199
Total Current Liabilities	58,581	65,481

Provision for asset retirement obligation and reclamation (Note 9)	50,370	44,309
Future income taxes (Note 17)	48,698	48,499
Other liabilities and provisions	151	-
Total Liabilities	157,800	158,289

Non-controlling interests	5,486	9,680

Shareholders’ Equity
Share capital (authorized: 200,000,000 common shares of no par value) (Note 12)	592,402	584,769
Contributed surplus	14,233	14,485

Accumulated other comprehensive loss (Note 10)	(8,650)	-
Retained earnings (deficit)	1,632	(87,228)
	(7,018)	(87,228)
Total Shareholders’ Equity	599,617	512,026
Total Liabilities, non-controlling interests and Shareholders’ Equity	$762,903	$679,995

APPROVED BY THE BOARD

Ross J. Beaty, Director	Geoff A. Burns, Director
See accompanying notes to consolidated financial statements

1

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2007, 2006 and 2005
(in thousands of US Dollars, except for per share amounts)

	2007	2006	2005

Sales	$301,064	$255,447	$122,401

Cost of sales	167,797	124,608	87,648
Depreciation and amortization	28,992	17,520	13,095
Mine operating earnings	104,275	113,319	21,658

General and administrative	9,522	9,172	6,936
Exploration and project development	3,362	8,040	3,697
Asset retirement and reclamation	2,860	2,457	2,329
Write-down of mining assets	-	-	29,666
Operating earnings (loss)	88,531	93,650	(20,970)
Investment and other income	5,371	6,562	2,239
Foreign exchange gain (loss)	928	(799)	(236)
Interest and financing expenses	(660)	(573)	(494)
Other income and expenses	(370)	(528)	646
Net gains and (losses) on commodity and currency contracts	5,345	(18,328)	(8,196)
Gain on sale of assets	12,425	7,483	2,556
Net earnings (loss) before non-controlling interest and taxes	111,570	87,467	(24,455)
Non-controlling interest	(3,105)	(3,777)	(854)
Income tax provision (Note 17)	(19,605)	(25,484)	(3,285)
Net income (loss) for the year	$88,860	$58,206	$(28,594)

Attributable to common shareholders:

Net income (loss) for the year	$88,860	$58,206	$(28,594)
Accretion of convertible debentures	-	(47)	(129)
Net income (loss) for the year attributable to common shareholders	$88,860	$58,159	$(28,723)

Earnings (loss) per share (Note 12)

Basic income (loss) per share	$1.16	$0.79	$(0.43)
Diluted income (loss) per share	$1.12	$0.76	$(0.43)

Weighted average shares outstanding:
Basic	76,453	73,628	67,042
Diluted	79,174	76,152	67,042

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income
(in thousands of US dollars)

Year ended
December 31, 2007
Comprehensive income
Net income for the year	$88,860
Unrealized loss on available for sale securities	(8,803)
Comprehensive income	$80,057

See accompanying notes to the consolidated financial statements.

2

Pan American Silver Corp.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2007, 2006, 2005
(in thousands of US dollars, except for numbers of shares)

	Common Shares
	Shares	Amount	Total	Convertible Debentures	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings/ (Deficit)
Balance, December 31, 2004	66,835,378	$380,571	$633	$10,976	$-	$(116,664)	$275,516
Issued on the exercise of stock options	693,933	7,751	-	(1,403)	-	-	6,348
Issued on the exercise of share purchase warrants	1,320	18	-	(5)	-	-	13
Stock-based compensation on options granted	-	-	-	1,460	-	-	1,460
Warrants issued to settle obligation	-	-	-	2,100	-	-	2,100
Accretion of convertible debentures	-	-	129	-	-	(129)	-
Other	-	-	-	(11)	-	-	(11)
Issued as compensation	34,272	490	-	-	-	-	490
Net loss for the year	-	-	-	-	-	(28,594)	(28,594)
Balance, December 31, 2005	67,564,903	$388,830	$762	$13,117	$-	$(145,387)	$257,322
Issued on the exercise of stock options	275,358	4,477	-	(1,120)	-	-	3,357
Issued on the exercise of share purchase warrants	23,970	310	-	(56)	-	-	254
Issued on the conversion of convertible debentures	73,557	881	(793)	-	-	-	88
Issued as compensation	26,231	559	-	70	-	-	629
Issued to acquire mineral interests	1,950,000	47,381	-	-	-	-	47,381
Issued for cash, net of issue costs	6,281,407	142,331	-	-	-	-	142,331
Accretion of convertible debentures	-	-	47	-	-	(47)	-
Stock-based compensation on options granted	-	-	-	2,474	-	-	2,474
Repurchase convertible debentures	-	-	(16)	-	-	-	(16)
Net income for the year	-	-	-	-	-	58,206	58,206
Balance, December 31, 2006	76,195,426	$584,769	$-	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	403,297	6,332	-	(1,502)	-	-	4,830
Issued on the exercise of share purchase warrants	30,105	406	-	(70)	-	-	336
Issued as compensation	33,823	895	-	-	-	-	895
Stock-based compensation on options granted	-	-	-	1,320	-	-	1,320
Cumulative impact of accounting changes relating to short term investments	-	-	-	-	153	-	153
Other comprehensive loss	-	-	-	-	(8,803)	-	(8,803)
Net income for the year	-	-	-	-	-	88,860	88,860
Balance, December 31, 2007	76,662,651	$592,402	$-	$14,233	$(8,650)	$1,632	$599,617

See accompanying notes to consolidated financial statements

3

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	2007	2006	2005

Operating activities
Net income(loss) for the year	$88,860	$58,206	$(28,594)
Reclamation expenditures	(767)	(1,172)	(1,528)
Items not affecting cash;
Depreciation and amortization	28,992	17,520	13,095
Future income taxes	(1,448)	(3,343)	(816)
Asset retirement and reclamation accretion	2,860	2,457	2,329
Non-controlling interest	3,105	3,777	854
Write-down of mining assets	-	-	29,666
Stock-based compensation	2,052	2,943	1,950
Unrealized gain on commodity and currency contracts	(5,290)	(4,125)	(268)
Gain on sale of assets	(12,425)	(7,483)	(2,556)
Changes in non-cash operating working capital (Note 13)	(38,578)	(2,881)	(3,369)
Cash generated by operations	67,361	65,899	10,763

Investing activities
Mining property, plant and equipment expenditures	(117,170)	(96,233)	(59,638)
Acquisition of net assets of subsidiary, net of cash (Note 3)	(6,245)	(168)	-
Proceeds from sale of assets	10,267	2,000	50
Proceeds from/(purchase of) short-term investments	24,931	(65,570)	44,100
Purchase of other assets	(11,272)	(766)	-
Cash used in investing activities	(99,489)	(160,737)	(15,488)

Financing activities
Proceeds from issuance of common shares	5,164	153,611	6,361
Share issue costs	-	(7,669)	-
Dividends paid by subsidiaries to non-controlling interests	(2,347)	-	-
Contributions received/receipts (payments) of debt	879	(48)	(690)
Cash generated by financing activities	3,696	145,894	5,671

(Decrease) increase in cash during the year	(28,432)	51,056	946
Cash, beginning of year	80,347	29,291	28,345
Cash, end of year	$51,915	$80,347	$29,291

Supplemental Cash Flow Information (Note 14)
Interest paid	$-	$48	$38
Taxes paid	$44,376	$7,946	$5,249

See accompanying notes to consolidated financial statementss

4

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia.  The Company has current project development activities in Argentina, Mexico and Bolivia, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a) Basis of Presentation: The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.  The United States dollar is the principal currency of measure in all the Company’s operations.  The Company prepares and files its consolidated financial statements in accordance with accounting principles generally accepted (GAAP) in Canada.  Significant differences from United States generally accepted accounting principles are discussed in Note 20
.
b) Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	89.4%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project
Compañía Minera PAS (Bolivia) S.A.	Bolivia	95%(1)	Consolidated	San Vicente Mine

(1)	The Company acquired an additional 40% interest in Compañía Minera PAS (Bolivia) S.A. in May 2007.

Inter-company balances and transactions have been eliminated in consolidation.

c) Significant Changes in Accounting Policy:  On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:  Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3251, “Equity”, and Section 1506, “Changes in Accounting Policies and Estimates and Errors”.

Section 1530, “Comprehensive Income”, requires the presentation of comprehensive income and its components in a new financial statement.  Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders.  Section 3251, “Equity”, establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855, “Financial Instruments – Recognition and Measurement”.  On January 1, 2007 the Company adopted CICA Standard 3855, which establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables.  All financial liabilities must be classified as held-for-trading or other financial liabilities.  All

5

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost.  Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification.  Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise.  Available- for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost.  Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet.  Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment.  Realized gains and losses on the disposal of available-for-sale securities are recognized in other gains and losses.  Also, transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities.  Certain derivatives embedded in non-derivative contracts must also be measured at fair value.  Any changes in the fair value of recognized derivatives are included in net income (loss) for the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865.  The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855.  Fair values for the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.

The Company has made the following classifications:

-
Short-term and other investments including debt and equity securities are classified as “Available for sale securities”.  Changes in the market value of the securities are recorded as other comprehensive income.  At December 31, 2007, the recorded amount approximates fair value.

-
Accounts receivable and long term receivables are classified as “Loans and Receivables”.  They are recorded upon their initial measurement at fair value, which is equal to their cost.  Subsequent measurements are recorded at amortized cost using the effective interest method.  At December 31, 2007, the recorded amount approximates fair value.

-
Accounts payable and accrued liabilities are classified as “Other financial liabilities”.  They are initially measured at their fair value.  Subsequent measurements are recorded at amortized cost using the effective interest method.  At December 31, 2007, the recorded amount approximates fair value.

-
Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are included in the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

Section 3865, “Hedges”, sets out standards specifying when and how an entity can use hedge accounting.  It offers entities the possibility of applying different reporting options than those set out in Section 3855, “Financial Instruments – Recognition and Measurement”, to qualifying transactions that they elect to designate as hedges for accounting purposes.

6

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

The Company enters into forward exchange contracts in the normal course of its operations.  As a result, based on Section 3855, “Financial Instruments – Recognition and Measurement”, these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses on commodity or foreign currency contracts.  The impact of adoption is presented in note 10.

Section 1506 “Changes in Accounting policies and Estimates, and Errors”.  On January 1, 2007, the Company adopted new accounting standards as prescribed by CICA Section 1506, “Changes in Accounting Policies and Estimates, and Errors”, which provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.  This new standard applies to fiscal years beginning on or after January 1, 2007.

d) Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The most significant estimates are: quantities of proven and probable silver reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation, unrealized gains and losses on commodity and foreign currency contracts, provisions for asset retirement obligation and reclamation, fair value of assets and liabilities acquired in a business combination, taxes and contingencies.

e) Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.
Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded in final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

f) Derivatives and Trading Activities: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures.  Changes in the fair value of derivative instruments are reported in income or Accumulate other comprehensive

7

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

 income (“AOCI”), depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, “Hedges”.  Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in the Consolidated Statement of Operations.  To the extent effective, unrealized gains and losses on the derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in AOCI.  The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Unrealized gains and losses on derivative instruments designated as fair value hedging instruments, as well as offsetting unrealized gains and losses on the hedged items, are recognized in the Consolidated Statement of Operations in the same accounting period.  Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in gain or loss on commodity and foreign currency contracts on the Consolidated Statement of Operations

The Company recognizes mark-to-market valuations on open derivative positions through income at the end of each period.

g) Cash: Cash includes cash in banks, held primarily in US$.

h) Short-term Investments:  Short-term investments are classified as “available for sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  The debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements for bonds included in available-for-sale securities are recorded at amortized cost using the effective interest method.  Interest income and amortized premium or discount is charged to net income.  Changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income.  Investments are assessed annually for potential impairment.

i) Inventories: Inventories include concentrate ore, doré, ore in stockpiles, processed silver, and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or net realisable value, with cost being determined using either the first-in, first-out or weighted average cost methods. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or net realizable value.  The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp’s emblem are stamped.

j) Mineral Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.
8

k) Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service.  Any revenues earned during this period are recorded as a reduction in deferred start-up costs.  These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets. Costs incurred and revenue recognized during the start-up phase of a mine are capitalized in mineral property, plant and equipment. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

l) Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

9

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

m) Reclamation and Remediation Costs:  Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

n) Foreign Currency Translation:  The Company’s functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

o) Stock-based Compensation Plans: The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.
The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model or by using the market price of the Company’s stock.

p) Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantively enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

10

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

q) Earnings (loss) Per Share:  Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/ (loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), from the beginning of the period (or at the time of issuance, if later).

r) Comparative Figures:  Certain comparative figures of prior year balances have been made to conform to current year presentation.  In 2007, we amended the classification of certain expense items on the face of our income statement to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities.  Previously investment and other income were grouped as a single line item.  In 2007, we began to present these items separately to enable the amounts spent and trends in each type of expense to be more easily identified. To ensure comparability of financial information, prior-year amounts have been reclassified to conform to the current year presentation.

s) Recently Released Canadian Accounting Standards:  The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

•
As of January 1, 2008, the Company is required to adopt the CICA Handbook Section 3031, “Inventories”, which will replace the existing inventories standard. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment. The adoption of this standard should not have a material impact on the Company’s Consolidated Financial Statements.

•
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”). In March 2007, the AcSB released an “Implementation Plan for Incorporating IFRS into Canadian GAAP”, which assumes a convergence date of January 1, 2011.   The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

11

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

•
As of January 1, 2008, the Company is required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.  The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its Consolidated Financial Statements.

•
As of January 1, 2008, the Company is required to adopt CICA Section 1535 “Capital Disclosures”, which will require companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements.  The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its Consolidated Financial Statements.

3. Acquisitions of Mining Assets

San Vicente (Pan American Silver (Bolivia) S.A.)

On May 23, 2007, Pan American completed the acquisition of an additional 40 percent interest in Pan American Silver Bolivia S. A., the operator of the San Vicente Mine, from Empresa Minera Unificada S.A. (EMUSA).  The transaction gave the Company an indirect 95 percent interest in San Vicente.  The purchase price was $9.0 million, plus acquisition costs, plus a 2% Net Smelter Royalty (“NSR”).  The NSR is factored by 80 per cent and is payable only after Pan American has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

The acquisition of the additional 40 percent interest was accounted for by the purchase method of accounting.

The allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $1.9 million	$4,855
Mineral property, plant and equipment, net	5,328
10,183
Less:
Accounts payable and accrued liabilities	652
Future income tax liability	429
Total purchase price	$9,102
Consideration paid is as follows:
Cash paid at closing	$8,000
Payable due in one year	1,000
Acquisition costs (estimated)	102
$9,102

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of San Vicente exceeded the book value of the underlying assets by $ 0.8 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $ 0.4 million was also applied to increase the carrying value of the mineral properties.

12

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

4. Short term investments and other investments
	Mark-to-Market gain (loss) in OCI
	December 31, 2007		December 31, 2006
Available for Sale	Fair Value	Twelve Months Ended	Fair Value	Book Value	Transitional Adjustment
Short term investments	$55,400	$(11,328)	$91,659	$91,601	$58
Investments (1)	3,025	2,525	500	405	95
	$58,425	$(8,803)	$92,159	$92,006	$153

(1)	Investments in New Oro Peru are presented in other assets on the balance sheet.

The Company has not recognized a future income tax benefit related to the cumulative mark-to-market losses on the available-for-sale securities and investments held by the Company.  The tax estimate is based on the assumption that if the securities were sold at their December 31, 2007 fair market value the capital loss would be taxed at the appropriate enacted or substantively enacted tax rates within each jurisdiction.

5. Inventories

Inventories consist of:

	December 31, 2007	December 31, 2006
Concentrate inventory	$14,617	$3,558
Stockpile ore	7,790	3,760
Direct smelting ore	1,830	2,278
Doré and finished inventory	11,356	3,352
Materials and supplies	17,523	11,099
	53,116	24,047
Less: non-current direct smelting ore (Note 7)	(1,379)	(1,831)
	$51,737	$22,216

Under an agreement entered into in 2002 with Minera Volcan S.A. (“Volcan”), a Peruvian mining company, which is one of the largest silver producers in Cerro de Pasco mining district in Central Peru, relating to direct smelting ore, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles.  The Company has sold from the time of purchase to the end of December 31, 2007, 337,163 tonnes leaving approximately 262,837 tonnes remaining, at a carrying value of $1.8 million classified as direct smelting ore.  The consideration paid was $4.5 million and a one-third net operating cash flow interest, payable after the Company has recovered their $4.5 million of purchase price net of operating costs, deemed taxes and interest on the acquisition cost.  For the year ended December 31, 2007, 2006 and 2005 the Company recorded a charge against income and included in the statement of operations within cost of sales of $0.4 million, $0.4 million and $0.07 million relating to the operating cash flow interest, respectively.

6.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

13

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Mineral property, plant and equipment consist of:

	December 31, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$71,781	$(23,956)	$47,825	$59,679	$(18,951)	$40,728
Morococha mine, Peru	65,495	(13,843)	51,652	46,631	(9,778)	36,853
Quiruvilca mine, Peru	24,364	(15,912)	8,452	20,448	(15,524)	4,924
Alamo Dorado mine, Mexico	180,249	(16,802)	163,447	1,356	(133)	1,223
La Colorada mine, Mexico	39,010	(13,564)	25,446	34,618	(10,982)	23,636
Manantial Espejo, project, Argentina	6,388	(3,724)	2,664	2,953	(1,284)	1,669
San Vicente mine, Bolivia	9,002	(3,229)	5,773	3,717	(328)	3,389
Other	1,461	(802)	659	1,179	(608)	571

TOTAL	$397,750	$(91,832)	$305,918	$170,581	$(57,588)	$112,993

Construction in progress:
Alamo Dorado, Mexico			$-			$80,546
Manantial Espejo, Argentina			84,533			23,491
San Vicente, Bolivia			11,448			-
TOTAL			$95,981			$104,037

Non-producing properties:
Morococha, Peru	$23,135	$28,107
Alamo Dorado, Mexico	-	91,404
Manantial Espejo, Argentina	63,543	61,110
San Vicente, Bolivia	10,224	6,077
Other	1,483	1,409
TOTAL Non-producing properties	$98,385	$188,107
TOTAL Mineral Property, Plant and Equipment	$500,284	$405,137

Major categories of depreciable and depletable assets consist of:

	2007	2006
Plant and equipment	$112,754	$85,177
Mineral properties and mine development	280,835	83,549
Capital lease (equipment)	4,161	1,855
	397,750	170,581
Less: Accumulated depletion and depreciation	(91,188)	(57,471)
Depreciation capitalized leases	(644)	(117)
	$305,918	$112,993

Write-Down of Mining Assets

Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties. As a result of this annual review in 2007, the Company determined that no write-down in the carrying value of mining properties was required.

In 2005, the Company recorded a write-down of carrying value of its La Colorada silver mine in Mexico totaling $29.7 million.

14

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

During 2006 the Company commenced construction of the Manantial Espejo Mine in Argentina.  The Company has spent to date $84.5 million in construction costs.  At December 31, 2007 the total project commitments, including amounts spent, were $108.9 million.

During 2007 the Company commenced construction of the San Vicente mill in Bolivia.  Construction costs during the year ended December 31, 2007 amounted to $11.5 million.  The total project commitments, including amounts spent are $ 23.6 million.

Manantial Espejo, Argentina

In April, 2006, Pan American completed the acquisition of the remaining 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction gave the Company a 100 percent interest in Manantial Espejo.  The purchase price was 1.95 million common shares of Pan American valued at approximately $47.5 million.  The measurement of the purchase consideration was based on a Pan American common share price of $24.30, representing the average closing price on the NASDAQ Stock Exchange for the two days prior to the day of and two days after the public announcement of the purchase.

The acquisition was accounted for by the purchase method of accounting and the accounts of Minera Triton S.A. have been consolidated from April 1, 2006, which was the date the Company acquired effective control and ownership of the assets and liabilities of Minera Triton S.A.

The Company acquired its original 50 percent interest in the Manantial Espejo property from Silver Standard Resources in March 2002.  The purchase price for the original 50% interest consisted of 231,511 common shares of the Company valued at $1.3 million and cash of $0.8 million.

Dukat, Russia

On November 8, 2004 the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia for up to $43.0 million.  The Company received $20.5 million in cash and may receive up to $22.5 million in contingent future payments.  The future payments are to be made annually based on the yearly average silver price as follows:

Average	Amount
Price of Silver	of annual payment
$5.50 - $6.00	$500,000
$6.01 - $7.00	$1,000,000
$7.01 - $8.00	$2,000,000
$8.01 - $9.00	$5,000,000
$9.01 - $10.00	$6,000,000
$10.01 - and above	$8,000,000

During 2007, 2006 and 2005 the Company recognized gains of $12.3 million, $8.0 million and $2.0 million respectively, relating to the future payments based on the fact that the average silver price for the year was $13.38, $11.55 and $7.31 respectively.  The Company has received from the purchaser of the Dukat property the amount of $20.3 million of contingent future payments owing to the Company.  The Company has recorded the remaining $2.3 million gain as a receivable that is owed to the Company on or before December 28, 2008 being the final amount due under the terms of sale. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.

15

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

7. Other Assets

Other assets consist of:

	2007	2006
Long-term receivable	$13,006	$1,905
Reclamation bonds	291	121
Other investments	3,025	404
Non-current direct smelting ore	1,379	1,831
	$17,701	$4,261

8. Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:

	2007	2006
Trade accounts payable	$29,144	$18,887
Payroll and related benefits	10,487	12,818
Royalties	96	442
Capital leases	1,505	703
Provisions and other liabilities	12,504	7,245
	$53,736	$40,095

9. Provision for Asset Retirement Obligation and Reclamation

The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $57.9 million (2006 - $54.3 million) which has been discounted using discount rates of between 6% and 9%.  Reclamation obligations at the La Colorada and Quiruvilca mines of $5.5 million and $19.8 million, respectively, are expected to be paid starting in three to five years.  The remainder of the obligations are expected to be paid within the next fifteen years.  The Company has recorded a minimal provision for reclamation or closure at the Company’s 95 per cent owned San Vicente property as current mining activities have caused negligible disturbance to the property. Previous agreements with COMIBOL have indemnified the Company for historical reclamation liabilities at this property.  Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	2007	2006	2005
Balance at January 1	$44,309	$39,378	$32,012
Reclamation expenditures	(767)	(1,172)	(1,528)
Accretion expense	2,860	2,457	2,329
Revisions in estimated cash flows	3,968	3,646	6,565
Balance at December 31	$50,370	$44,309	$39,378

10. Accumulated other comprehensive income (loss)

For the year ended
December 31, 2007
Balance beginning	$-
Cumulative impact of accounting changes relating to financial instruments (Note 2)	153
Adjusted balance beginning	153
Unrealized loss on available for sale securities	(8,803)
Balance at December 31, 2007	$(8,650)

16

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Accumulated other comprehensive income (loss) includes unrealized gains and losses on short-term investments and other investments designated as “available for sale”.

11.  Share Capital and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives, to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan requires shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are five year options which vest in three installments, one third commencing on the first anniversary of the grant date and one third on the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

a) Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):
	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2004	1,683,574	$11.15	3,809,722	$12.00	5,493,296

Granted	87,000	$18.80	255,781	$16.91	342,781
Exercised	(693,933)	$10.81	(1,320)	$12.00	(695,253)
Cancelled	(26,000)	$20.60	-	-	(26,000)

As at December 31, 2005	1,050,641	$11.78	4,064,183	$12.32	5,114,824

Granted	191,332	$22.04	-	-	191,332
Exercised	(275,358)	$14.00	(23,970)	$12.00	(299,328)
Cancelled	(47,200)	$24.05	-	-	(47,200)

As at December 31, 2006	919,415	$13.69	4,040,213	$12.32	4,959,628

Granted	158,983	$28.41	-	-	158,983
Exercised	(403,297)	$13.14	(30,105)	$12.00	(433,402)
Expired	(32,833)	$9.41			(32,833)
Cancelled	(21,709)	$22.86	-	-	(21,709)

As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

For the year ended December 31, 2007, the total stock-based compensation expense recognized in the statement of operations was $2.1 million (2006 – $2.9 million, 2005 - $2.0 million).

17

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Long Term Incentive Plan

On January 2, 2007 the Company awarded 14,810 shares of common stock with a two year holding period and granted 158,983 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 4.0 per cent, weighted average volatility of 38.7 per cent, expected lives ranging from 1.5 to 3 years, and an exercise price of Cdn $28.41 per share.  The weighted average fair value of each option was determined to be $8.18

In addition the Company awarded 19,013 shares of common stock to directors as compensation for services in 2007.  9,013 shares of common stock were granted on May 8, 2007 and 10,000 common shares on September 13, 2007.  The fair value of the shares of common stock was $27.97 and $26.22 per share, respectively.

During the year ended December 31, 2007, 403,297 common shares were issued for proceeds of $4.8 million in connection with the exercise of options under the plan.

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2007.  Amounts are shown in US dollar for presentation purposes.  The underlying options agreements are in Canadian dollar amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at December 31, 2007	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at December 31, 2007	Weighted Average Exercise Price Cdn$
$5.00	175,000	34.49	$5.00	175,000	$5.00
$18.80 - $21.03	132,999	19.33	$19.21	112,335	$19.29
$22.04 - $26.77	145,441	39.85	$22.31	44,153	$22.94
$28.41 - $33.00	167,119	45.00	$28.82	15,000	$33.00
	620,559	35.32	$18.52	346,488	$13.13

Share purchase warrants

On September 15, 2005 the Company issued 255,781 share purchase warrants to International Finance Corporation (“IFC”) as settlement for the cancellation of an obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years from the date of issue.

As at December 31, 2007 there were warrants outstanding that allow the holders to purchase 3,754,327 common shares of the Company at Cdn$12 per share, which expire on February 20, 2008.

During the year, 30,105 common shares were issued for proceeds of $0.3 million in connection with the exercise of outstanding warrants.

18

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

12. Earnings Per Share (Basic and Diluted)

For the year ended December 31	2007			2006			2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income (loss) attributable to Common Shareholders	$88,860			$58,159			$(28,723)

Basic EPS	88,860	76,453	$1.16	58,159	73,628	$0.79	(28,723)	67,042	$(0.43)
Effect of Dilutive Securities:
Convertible Debentures	-	-		8	23		2	-
Stock Options	-	418		-	525		-	-
Warrants	-	2,303		-	1,976		-	-

Diluted EPS	$88,860	79,174	$1.12	$58,167	76,152	$0.76	$(28,721)	67,042	$(0.43)

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the years ended December 31, 2007 and 2006.  Potentially diluted securities totaling 4,713,841 for the year ended December 31, 2005 (74,922, 574,641 and 4,064,278 shares arising from convertible debentures, stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

13. Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Year Ended December 31,
Changes in non-cash working capital items	2007	2006	2005
Accounts receivable	$82	$(38,629)	$(1,585)
Inventories	(26,939)	(3,864)	(4,838)
Prepaid expenses	(270)	(1,171)	(724)
Accounts payable and accrued liabilities	9,117	16,067	4,373
Taxes payable	(21,416)	22,740	447
Advances for metal shipments	-	-	(652)
Other current liabilities	848	1,976	(390)
	$(38,578)	$(2,881)	$(3,369)
14.	Supplemental Cash Flow Information
	Year Ended December 31,
	2007	2006	2005
Common shares issued on the conversion of convertible debentures	$-	$881	$-
Common shares issued as compensation expense	$895	$559	$490
Common shares issued to acquire mineral interests	$-	$47,381	$-
Share purchase warrants issued on cancellation of obligation	$-	$-	$2,100

19

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

15. Segmented Information

Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.  Segments have been aggregated where operations in specific regions have the similar products, production processes, type of customers and economic environment.

	For twelve months ended December 31, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Revenue from external customers	$69,930	$82,366	$37,374	$-	$43,579	$57,239	$-	$10,576	$-	$301,064
Depreciation and amortization	$(2,902)	$(4,314)	$(821)	$(96)	$(12,447)	$(7,422)	$-	$(911)	$(79)	$(28,992)
Asset retirement and reclamation	$(550)	$(483)	$(1,143)	$-	$(370)	$(314)	$-	$-	$-	$(2,860)
Exploration expense	$-	$(445)	$434	$(397)	$(678)	$(1,344)	$(194)	$6	$(744)	$(3,362)
Interest and financing expense	$(171)	$(216)	$(170)	$-	$-	$-	$-	$-	$(103)	$(660)
Gain (loss) on sale of assets	$-	$(86)	$-	$(4)	$18	$(3)	$-	$-	$12,500	$12,425
Investment and other income and expense	$11	$2,220	$(458)	$151	$481	$(57)	$87	$148	$2,418	$5,001
Foreign exchange gain (loss)	$151	$(438)	$-	$78	$(17)	$(80)	$(286)	$60	$1,460	$928
Gain on commodity and foreign currency contracts	$134	$208	$65	$-	$-	$-	$-	$-	$4,938	$5,345
Income (loss) before income taxes	$27,832	$29,021	$12,116	$518	$1,998	$12,880	$(393)	$1,988	$22,505	$108,465
Net income for the period	$19,836	$19,078	$8,797	$482	$2,298	$10,723	$2,520	$3,364	$21,762	$88,860
Capital expenditures	$9,896	$13,636	$4,438	$631	$10,978	$8,948	$55,233	$11,550	$8,105	$123,415
Segment assets	$11,076	$102,819	$88,073	$1,567	$204,437	$49,001	$185,849	$40,752	$79,329	$762,903
Long-lived assets	$8,572	$74,786	$47,706	$404	$163,447	$25,633	$150,739	$27,516	$1,481	$500,284

	For twelve months ended December 31, 2006
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Revenue from external customers	$73,862	$84,256	$49,407	$-	$-	$40,926	$-	$6,996	$-	$255,447
Depreciation and amortization	$(4,687)	$(4,591)	$(1,366)	$(47)	$-	$(6,466)	$-	$(286)	$(77)	$(17,520)
Asset retirement and reclamation	$(587)	$(521)	$(1,012)	$-	$-	$(337)	$-	$-	$-	$(2,457)
Exploration expense	$(457)	$(1,477)	$(434)	$(106)	$(474)	$(2,266)	$(201)	$(1,610)	$(1,015)	$(8,040)
Interest and financing expense	$(127)	$(107)	$(164)	$-	$-	$-	$-	$-	$(175)	$(573)
Gain on sale of assets (loss)	$-	$-	$(449)	$(4)	$-	$-	$-	$(23)	$7,959	$7,483
Investment and other income and expense	$(433)	$974	$159	$136	$86	$33	$35	$26	$5,018	$6,034
Foreign exchange gain (loss)	$(215)	$(338)	$(191)	$6	$(236)	$(15)	$37	$6	$147	$(799)
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(18,328)	$(18,328)
Income (loss) before income taxes	$23,043	$38,226	$28,724	$1,319	$(6,383)	$4,852	$(127)	$710	$(6,674)	$83,690
Net income (loss) for the period	$15,466	$24,144	$18,581	$645	$(5,085)	$10,546	$(127)	$710	$(6,674)	$58,206
Capital expenditures	$5,267	$10,512	$1,848	$-	$46,240	$7,860	$24,859	$-	$581	$97,167
Segment assets	$78,856	$115,449	$35,624	$13,902	$184,948	$42,764	$57,540	$13,742	$137,170	$679,995
Long-lived assets	$40,745	$64,960	$4,906	$12,121	$174,173	$23,822	$49,764	$9,455	$25,191	$405,137

20

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

	For twelve months ended December 31, 2005
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Revenue from external customers	$37,727	$39,910	$22,172	$-	$-	$21,645	$-	$947	$-	$122,401
Depreciation and amortization	$(3,248)	$(4,144)	$(314)	$(128)	$-	$(5,145)	$(53)	$(19)	$(44)	$(13,095)
Asset retirement and reclamation	$(541)	$(1,100)	$(848)	$-	$-	$263	$-	$-	$(103)	$(2,329)
Exploration expense	$-	$(691)	$-	$-	$(226)	$(2)	$(2,022)	$(116)	$(640)	$(3,697)
Interest and financing expense	$(102)	$(107)	$(98)	$-	$-	$-	$-	$-	$(187)	$(494)
Gain on sale of assets	$38	$390	$128	$-	$-	$-	$-	$-	$2,000	$2,556
Investment and other income and expense	$228	$56	$54	$-	$64	$(64)	$(102)	$18	$2,631	$2,885
Foreign exchange gain (loss)	$(60)	$18	$(22)	$2	$(29)	$35	$51	$(9)	$(222)	$(236)
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(8,196)	$(8,196)
Writedown of mining assets	$-	$-	$-	$-	$-	$(29,666)	$-	$-	$-	$(29,666)
Income (loss) before income taxes	$5,168	$7,392	$4,773	$1,887	$(823)	$(24,866)	$(2,424)	$324	$(16,740)	$(25,309)
Net income (loss) for the period	$3,932	$5,628	$3,832	$2,591	$(904)	$(24,866)	$(2,424)	$324	$(16,707)	$(28,594)
Capital expenditures	$4,969	$8,496	$2,262	$-	$35,552	$5,453	$1,646	$974	$286	$59,638
Segment assets	$56,162	$75,241	$15,980	$13,018	$123,382	$38,402	$3,883	$7,182	$29,112	$362,362
Long-lived assets	$39,765	$58,775	$6,098	$161	$119,180	$23,529	$3,690	$4,762	$1,420	$257,380

Product Revenue	2007	2006	2005
Silver doré	$79,038	$37,747	$21,645
Zinc concentrate	60,365	84,374	28,884
Lead concentrate	73,825	43,393	23,594
Copper concentrate	92,423	91,507	47,148
Silver pyrites	3,264	4,167	2,741
Royalties	(7,851)	(5,741)	(1,611)
Total	$301,064	$255,447	$122,401

16. Commitments and Contingencies

General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

Accounts Receivable

The Company has 15 customers that account for 100% of the concentrate and doré sales revenue.  The Company has 2 customers that accounted for 26% and 21% of total sales in 2007, and 2 customers that accounted for 34% and 26% of total sales in 2006.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations, financial condition, and cash flows.  The Company has not experienced significant bad debt.

21

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Purchase Commitments

As at December 31, 2007, the Company had commitments outstanding in the amount of $33.3 million for construction activities related to buildings and infrastructure at the Company’s Manantial Espejo and San Vicente projects.  These goods and services are anticipated to be delivered and/or completed by the end of 2008.

Credit Facility

On October 18, 2007 the Company secured a $50 million revolving credit facility for general corporate purposes.  The credit facility is secured by certain of the Company’s short term investments.  Any amounts drawn under the credit facility will incur interest at Canadian dollar Prime Rate for Canadian dollar drawings or Alternate Base Rate for US dollar drawings.  The credit facility does not have a maturity date but may be terminated by lender upon 30-days notice.  As of December 31, 2007, the Company had not made any drawings under this or any other debt facility.

Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements. As of December 31, 2007 and December 31, 2006, $50.4 million and $44.3 million, respectively, were accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”. See Note 9.

Royalty Agreements and Participation Agreements

The Company has royalty agreements on certain mineral properties entitling the owners of the property to net smelter return royalties ranging from 1% to 3%.  Under a participation agreement the Company is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow.  Under an additional agreement, the Company is required to pay Volcan a 33.3% of the net cash from stockpile sales.

Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

22

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Capital Leases

The following is a schedule of future minimum lease payments under the capital leases at December 31, 2007 together with the balance of the obligation under the capital lease:

Year ending December 31	Capital Leases
2008	$1,018
2009	564
2010	7
Total future minimum payments	1,589
Less amount representing interest	(84)
Present value lease	$1,505

Other Legal Matters

Pan American Silver Corp has been named in separate lawsuits filed in the Superior Court of the State of California.  These claims arise from an incident that occurred April 7, 2006 when a person without authorization entered into a decommissioned mine, purportedly indirectly owned by the Company, failed to notice an open shaft and fell, resulting in fatality. The Plaintiffs seek compensatory losses and general, special and punitive damages for the incident, based on assertions of negligence and occupiers liability.  The Company has referred this matter to its insurer and defense counsel has been appointed.  The probability of loss and the amount of loss are not determinable at this time.

The Company has been made aware of a claim made against it in the State of California, as a result of a serious injury that purportedly occurred on the Company’s property on or about April 14, 2006.  The Company has notified its insurer of this matter.  To date the Company has not been formally served with this complaint.  The probability of loss and the amount of loss are not yet determinable.

The Company intends to vigorously defend these claims. No amounts have been accrued for any potential loss under these claims.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities.  These amounts are not material.

17.	Income Taxes

Income taxes:

	2007	2006	2005
Current income taxes	$21,053	$28,827	$4,101
Future income taxes	(1,448)	(3,343)	(816)
Provision for income taxes	$19,605	$25,484	$3,285

23

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes, non-controlling interest and workers participation in Peru.  These differences result from the following items:

	2007	2006	2005
Statutory tax rate	34.12%	34.12%	34.87%
Income tax expense (recovery) based on above rates	$40,042	$32,721	$(8,690)
Increase (decrease) due to:
Non-deductible expenses	1,005	1,004	680
Realization of future tax asset not previously recognized	(5,202)	(8,778)	(3,613)
Tax benefit not recognized when it arose	(4,498)	4,029	5,529
Lower statutory tax rates on earning of foreign subsidiaries	(2,837)	(519)	1,780
Write-down not recognized in the period	-	-	8,307
(Decrease) Increase in income tax rates in foreign jurisdictions	(657)	2,728	-
Workers participation in Peru	(5,772)	(8,404)	(1,243)
Other changes in valuation allowances	(2,476)	2,703	535
	$19,605	$25,484	$3,285

The tax effect of each type of item that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below:  The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is uncertain.

	2007	2006
Excess of tax value of capital assets over book value	$2,701	$4,864
Deductible temporary differences and other	17,172	15,227
Canadian resources pools	2,222	2,170
Non-capital loss carry forward	33,688	31,252
Capital losses and other	3,992	3,438
Total future income tax asset	59,775	56,951
Less: valuation allowance	(26,529)	(31,876)
Net future income tax asset	33,246	25,075
Excess of book value of capital assets over tax value	(73,556)	(66,404)
Net future income tax liability	$(40,310)	$(41,329)

Present on the Consolidated Balance Sheets as:

	2007	2006
Current future income tax assets	$8,388	$6,670
Long-term future income tax assets	-	500
Long-term future income tax liabilities	(48,698)	(48,499)
	$(40,310)	$(41,329)

At December 31, 2007 the Company has non-capital losses available for tax purposes:

	Amount	Expiry
Canada	$69,178	2008-2026
Argentina	$7,741	2008-2011
Bolivia	$11,849	Indefinite
Mexico	$29,339	2008-2015

24

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

18.	Fair Value of Financial Instruments

Commodity Derivatives

At December 31, 2007 the Company had fixed the price of 600,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2008 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $14.72 per ounce while the spot price of silver was $14.76 per ounce on December 31, 2007.

The Company has committed 12,332 zinc tonnes at a minimum average price of $2,780 per tonne, which will be settled on various dates from February 2008 to June 2009 and 3,000 tonnes of lead at an average price of $2,730 per tonne, which will be settled on various dates from January 2009 to July 2009.  These positions were marked-to market at $5.2 million at the end of December 2007.  In addition, we had entered forward contracts to purchase $29.0 million Peruvian New Soles (“PEN”) at an average exchange rate of 3.0 and $7.0 million Mexican Pesos (“MXN”) at an average exchange rate of 10.97, which had a positive valuation of $0.3 million at the end of December 2007.  The company has recorded $5.3 million during 2007 as a result of these commodity and foreign exchange contracts.

19.	Related Party Transactions
During the year ended December 31, 2007, a private company controlled by a director of the Company was paid approximately $0.1 million (2006-$0.1 million, 2005-$0.1 million) for consulting services.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

20.	Differences between Canadian and United States Generally Accepted Accounting Principles
These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	December 31, 2007
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$762,903	$157,800	$5,486	$599,617
Amortization of non-producing property (a)	(1,534)	(429)	-	(1,105)
Increase in depletion expense (c)	(12,892)	(4,487)	-	(8,405)
Startup revenues and expenses (d)	681	197	-	484

Reported under US GAAP	$749,158	$153,081	$5,486	$590,591

	December 31, 2006
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$679,995	$158,289	$9,680	$512,026
Amortization of non-producing property (a)	(1,700)	(595)	-	(1,105)
Increase in depletion expense (c)	(11,441)	(3,957)	-	(7,484)

Reported under US GAAP	$666,854	$153,737	$9,680	$503,437

25

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

	December 31, 2007
Consolidated Statement of Shareholder’s Equity	Common Shares	Contributed Surplus	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income (loss)	Total

Reported under Canadian GAAP	$592,402	$14,233	$1,632	$(8,650)	$599,617
Amortization of mineral property (a)	-	-	(1,105)	-	(1,105)
Debt issue costs (b)	-	3,273	(3,273)	-	-
Increase depletion expense (c)	-	-	(8,405)	-	(8,405)
Startup revenues and expenses (d)	-	-	484	-	484
Reported under US GAAP	$592,402	$17,506	$(10,667)	$(8,650)	$590,591

	December 31, 2006
Consolidated Statement of Shareholder’s Equity	Common Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (loss)	Total

Reported under Canadian GAAP	$584,769	$14,485	$(87,228)	$-	$512,026
Amortization of mineral property (a)	-	-	(1,105)	-	(1,105)
Debt issue costs (b)	-	3,273	(3,273)	-	-
Increase depletion expense (c)	-	-	(7,484)	-	(7,484)
Available for sale securities (f)	-		(153)	153	-
Reported under US GAAP	$584,769	$17,758	$(99,243)	$153	$503,437

	December 31, 2005
Consolidated Statement of Shareholder’s Equity	Common Shares	Convertible Debentures	Contributed Surplus	Deficit	Total

Reported under Canadian GAAP	$388,830	$762	$13,117	$(145,387)	$257,322
Amortization of mineral property (a)	-	-	-	(1,105)	(1,105)
Reclassify convertible debentures(b)	-	(762)	-	129	(633)
Debt issue costs (b)	-	-	3,273	(3,259)	14
Amortization of debt issue costs (b)	-	-	-	(4)	(4)
Increase in depletion expense (c)				(3,765)	(3,765)

Reported Under US GAAP	$388,830	$-	$16,390	$(153,391)	$251,829

	December 31
Consolidated statement of operations	2007	2006	2005

Net income (Loss) reported under Canadian GAAP	$88,860	$58,206	$(28,594)
Amortization of mineral property (a)	(1)	-	-
Increase in depletion expense (c)	(921)	(1,933)	(3,765)
Deferred exploration (a)	-	-	1,825
Unrealized (loss) gain on marketable securities (f)	-	(58)	228
Startup costs and revenue recognition (d)	484	-	-
Amortization of debt issue costs (b)	-	-	(4)

Net income (loss) reported under US GAAP	$88,422	$56,215	$(30,310)

26

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Consolidated Statements of Operations	2007	2006	2005
(Under US GAAP)
Revenue (d)	$302,702	$255,447	$122,401
Expenses
Operating	168,413	124,608	87,648
General and Administrative	9,522	9,172	6,936
Depreciation, depletion, and amortization (a), (c)	30,617	20,564	18,941
Asset retirement and reclamation	2,860	2,457	2,329
Exploration and project development	3,362	8,040	3,697
Write-down of assets	-	-	27,841
	214,774	164,841	147,392
Income (loss) before the under noted	87,928	90,606	(24,991)
Interest and other income (f)	5,929	5,177	2,877
Interest and financing expense	(660)	(573)	(494)
Gain (loss) on commodity and foreign currency contracts	5,345	(18,328)	(8,196)
Amortization of debt issue costs (b)	-	-	(4)
Gain on sale of assets	12,425	7,483	2,556
Income (loss) before income taxes & non-controlling interest	110,967	84,365	(28,252)
Income tax provision (a), (c)	(19,440)	(24,373)	(1,204)
Non- controlling interest	(3,105)	(3,777)	(854)
Net income (loss) for the year	$88,422	$56,215	$(30,310)

Earnings (loss) per share
Basic	$1.16	$0.76	$(0.45)
Diluted	$1.12	$0.74	$(0.45)

Weighted average number of common shares outstanding
Basic	76,453	73,628	67,042
Diluted	79,174	76,152	67,042

a)           Mineral Property Expenditures

i)           Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures.  The Company expenses exploration costs unless such activities expand the reserve base at one of the Company’s operations or relates to a property on which the Company has completed a positive economic study.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1.8 million (prior to depletion).  During the year ended December 31, 2005 the Company has written down the carrying amount of these exploration costs, therefore depletion under US GAAP would have been the same during 2006 and 2005.

ii)           Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04- 02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”.

27

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this new guidance with effect from 2004 on a prospective basis.  The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.

b)           Convertible Debentures

In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued.  This Statement requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  SFAS 150 is effective for instruments entered into or modified after May 31, 2003.  Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860.  Application of this section results in the principal component of the debenture being treated as equity.  Under US GAAP, liabilities at December 31, 2007 would increase by $Nil (December 31, 2006 - $Nil million) and shareholders’ equity would decrease by a corresponding amount.  Debt issue expenses of $3.3 million would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures.  During 2007 debt issue costs were $Nil, during 2006 debt issue costs were $Nil. During 2007 the Company converted the remaining convertible debentures.

c)           Depreciation and Depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only.   During 2006 the Company calculated an increase of depletion of $1.5 million (2006 – $3.0 million and 2005 – $5.8 million), with a corresponding increase to accumulated depletion.  In addition, future income tax liability would decrease by $0.5 million (2006 – $1.1 million and 2005 - $2.1 million), with a corresponding decrease to income tax expense.

d)           Startup Revenues and Expenses

Under Canadian GAAP, revenues and expenditures during the pre-operating period are treated as part of the cost of capital asset.  Under US GAAP, all revenues and expense after the completion of construction and during pre-operating will be recorded in the statement of operations.  The Company would have recorded the following under US GAAP:

2007
Sales	$1,638
Cost of sales	(616)
Depletion and amortization	(341)
Taxes	(197)
$484

28

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

e)           Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements.

f)           Other Comprehensive Income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income (“OCI”) and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gain and loss are included in determination of OCI.  The Company adopted Section 1530 on January 1, 2007 (page 1 note 2c second paragraph) which now aligns treatment of OCI the same in both US GAAP and Canadian GAAP.  The impacts of available-for-sale securities for the years ended December 31, 2007, 2006 and 2005 are included in the following table:

	2007	2006	2005
Net income (loss) under US GAAP	$88,422	$56,215	$(30,310)
Unrealized gain (loss) on available securities	(8,803)	153	(228)
Comprehensive net income (loss) under US GAAP	$79,619	$56,368	$(30,538)

g)	Stock Based Compensation

Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards.  Compensation amounts have been expensed over the applicable vesting period.    The method of adoption applied by the Company is permissible under both Canadian and US standards.

h)	Recent Accounting Pronouncements

Business Combinations

In December 2007, the Financial Accountings Standard Board (“FASB”) issued FASB Statement No. 141(R), “Business Combinations”, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively.

29

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated position, results of operations or cash flows.

Accounting for Convertible Debt Instruments

In September 2007, the FASB published Proposed FASB Staff Position (“FSP”) No. Accounting Principles Board (“APB”) 14-a, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”.  The proposed FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133.  Convertible debt instruments within the scope of the proposed FSP are not addressed by the existing APB 14.  The proposed FSP would require that the liability and equity components of convertible debt instruments within the scope of the proposed FSP shall be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate.  This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component).  The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method.  If the proposed FSP were to be adopted, the Company estimates that there would be no impact as the Company’s consolidated financial results.

Fair Value Accounting

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008.  The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s consolidated financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008.  The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial results.

30

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2007, 2006, 2005
(Tabular amounts are in thousands except number of options and per share amounts)

21.	Subsequent Events

Warrants exercised

Holders of share purchase warrants issued in connection with the purchase of Corner Bay Silver have exercised 3,713,235 warrants as of February 20, 2008 for net proceeds to the Company of approximately $43.9 million.  In addition share purchase warrants issued to International Finance Corporation (“IFC”) of 255,781 were exercised for net proceeds of $4.3 million.

31

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com